As submitted confidentially to the Securities and Exchange Commission on February 7, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hyrecar Inc
(Exact name of registrant as specified in its charter)

Delaware	7510	47-248087
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

355 South Grand Avenue, Suite 1650

Los Angeles, California 90071

(888) 688-6769

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph Furnari

Chief Executive Officer and Chief Financial Officer

355 South Grand Avenue, Suite 1650

Los Angeles, California 90071

(888) 688-6769

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nimish Patel, Esq.	Philip Magri, Esq.
Blake J. Baron, Esq.	Magri Law, LLC
Mitchell Silberberg & Knupp LLP	2642 NE 9th Avenue
11377 W. Olympic Boulevard	Fort Lauderdale, Florida 33334
Los Angeles, CA 90064	(646) 502-5900
(310) 312-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, check indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Primary Offering
Common Stock, $0.00001 par value per share			$	$

Secondary Offering (3)
Common Stock, $0.00001 par value per share		$	$	$

Common Stock underlying Warrants Issued to the Underwriter			$	$

Total	(2)	$	$	$

(1)	There is no current market for the securities or price at which the shares are being offered. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, there is also being registered hereby such indeterminate number of additional shares of common stock of the registrant as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.

(3)	The shares of common stock being registered in the Secondary Offering consist of the common stock underlying certain warrants and certain senior secured convertible promissory notes.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two forms of prospectuses: one to be used in connection with a public offering of up to         shares of our common stock through the underwriter named on the cover page of this prospectus (the “Prospectus”) and one to be used in connection with the potential resale by certain selling stockholders of an aggregate of        shares of our common stock (the “Selling Securityholder Prospectus”), consisting of (i) shares of our common stock issuable upon conversion of notes held by the selling stockholders and (ii)        shares of our common stock issuable upon exercise of outstanding warrants held by certain of the selling stockholders, both calculated using the midpoint of the price range listed on the cover page of this Prospectus and assuming the conversion of all the notes held by the selling stockholders. The Prospectus and Selling Securityholder Prospectus will be identical in all respects except for the alternate pages for the Selling Securityholder Prospectus included herein which are labeled “Alternate Page for Selling Securityholder Prospectus.”

The Selling Securityholder Prospectus is substantively identical to the Prospectus, except for the following principal points:

●	they contain different outside and inside front covers;

●	they contain different Offering sections in the Prospectus Summary section;

●	they contain different Use of Proceeds sections;

●	the Capitalization section is deleted from the Selling Securityholder Prospectus;

●	a Selling Securityholder section is included in the Selling Securityholder Prospectus;

●	the Underwriting section from the Prospectus is deleted from the Selling Securityholder Prospectus and a Plan of Distribution is inserted in its place; and

●	the Legal Matters section in the Selling Securityholder Prospectus deletes the reference to counsel for the underwriter.

The registrant has included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Selling Securityholder Prospectus as compared to the Prospectus.

Sales of the shares of our common stock registered in the Prospectus and the Selling Securityholder Prospectus will result in two offerings taking place concurrently which might affect price, demand, and liquidity. This risk and other risks are included in “Risk Factors” beginning on page 11 of the Prospectus.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                   , 2018

PROSPECTUS

Up to          Shares of Common Stock

This is an initial public offering of shares of common stock of Hyrecar Inc. We are offering on a best efforts basis up to               shares of our common stock, with a minimum offering amount of shares of          our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $        and $        . We intend to apply to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HYRE.” If our listing is not approved, our plan is to find a broker-dealer who will be willing to quote our common stock on the OTC Markets.

We intend to use the proceeds from this offering to be used for working capital or general corporate purposes. See “Use of Proceeds.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and we have elected to comply with certain reduced public company reporting requirements.

	Per Share	Total Minimum Offering (1)	Total Maximum Offering (1)
Initial public offering price	$	$	$
Underwriting discounts and commissions (2)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	We estimate the total expenses of this offering, excluding the underwriting commissions, will be $ if the minimum number of shares is sold in this offering and $ if the maximum number of shares is sold in this offering. Because this is a best efforts offering, the actual public offering amount, underwriting commissions and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above. See “Underwriting” beginning on page 51 of this prospectus for more information on this offering and the underwriting arrangements.
(2)	For the purpose of estimating the underwriting commissions, we have assumed that the underwriter will receive their maximum commission on all sales made in this offering. The underwriter will also be entitled to reimbursement of out-of-pocket expenses incurred in connection with this offering, including fees and expenses of their counsel.

We have engaged Network 1 Financial Securities, Inc. to act as underwriter (the “Underwriter”) in marketing this offering to prospective investors in the United States on a best efforts basis. The Underwriter is not required to sell any specific number or dollar amount of the shares offered by this prospectus, but will use their best efforts to sell such shares. We do not intend to close this offering unless we sell at least a minimum number of        shares of common stock, at the price per share set forth in the table above. This offering will terminate on        , 2018 (    days after the date of this prospectus), unless we sell the maximum number of shares of common stock set forth above before that date or we decide to terminate this offering prior to that date.

Prospectus dated                , 2018

Dealer Prospectus Delivery Obligation

Through and including        , 2018 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as Underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the underwriter, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell and seeking offers to buy our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

i

ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

●	all references to the “company,” the “registrant,” “Hyrecar,” “we,” “our,” or “us” in this prospectus mean Hyrecar Inc;

●	assumes an initial public offering price of our common stock of $ per share, the midpoint of the estimated range of $ to $ per share;

●	“year” or “fiscal year” mean the year ending December 31st; and

●	all dollar or $ references when used in this prospectus refer to United States dollars.

Concurrent with this offering, the company is registering shares of common stock in connection with the potential resale by certain selling stockholders of an aggregate of           shares of our common stock (the “Selling Securityholder Prospectus”), consisting of (i)           shares of our common stock issuable upon conversion of notes held by selling stockholders and (ii)           shares of our common stock issuable upon exercise of outstanding warrants held by certain of the selling stockholders, both calculated using the midpoint of the price range listed on the cover page of this prospectus and assuming the conversion of all the notes held the selling stockholders. Please read the risk factors, including the risk factor titled “Sales of our common stock in this offering will be taking place concurrently with common stock registered by selling stockholders which might affect the price, demand, and liquidity of our common stock” on page 15.

MARKET DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

●	our services will be adversely affected by competitive products, technologies and/or pricing;

●	we will be able to protect our intellectual property;

●	we will be able to raise funds, as and when we need to, for our operations; and

●	we will be successful at managing the risks involved in the foregoing.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

iii

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of our business and our securities. The reader should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under this section and “Risk Factors”, are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Overview

Hyrecar Inc was formed as a corporation in the State of Delaware on November 21, 2014. Our founders identified the need for a car-sharing platform for individuals who wanted to drive for ride-sharing companies such as Uber Technologies, Inc. (“Uber”) and Lyft Inc. (“Lyft”), but whose automobiles could not meet the standards imposed by such ride-sharing companies. For example, Uber maintains strict guidelines regarding the types of cars a driver can use. Although guidelines relating to cars can differ by state, in general the use of two door coupes, motorcycles and cars that are 12 years or older are excluded. Our founders, before deciding to purchase qualifying sedans that met Uber’s strict guidelines, first inquired as to whether there were any rental options available from Uber that would allow them to drive for the ride-sharing platform. To their surprise, there were no rental options available, other than a shadow industry of individuals renting cars to one another.

Hyrecar is a unique peer-to-peer car-sharing marketplace that allows car owners (collectively, “Owners”) to rent their idle cars to ride-sharing service drivers (collectively, “Drivers”). By conveniently sourcing vehicles from individual Owners, part-time Drivers may easily enter and exit the market. Accordingly, the company’s business model provides us with the opportunity to satisfy fluctuating transportation demand in cities around the United States by matching Owners and Drivers.

Our business is based on a proprietary car-sharing marketplace developed to (i) enroll Owners and Drivers, (ii) facilitate the matching of Owners and Drivers and (iii) log rental activity for Owners and Drivers. All transactions related to the rental (including, but not limited to, background checks, rentals, deposits and insurance costs) are run securely through the Hyrecar platform. Drivers and Owners access their rental or car dashboards through a unique login. Drivers can easily initiate, terminate or extend a rental through the platform while Owners can manage their car or fleet of cars through the platform.

We believe we have a competitive advantage with our automobile liability and physical damage insurance policy that covers both Owners and Drivers. The policy is specifically designed to cover the period of time in which a Driver is operating an Owner’s vehicle while not actively operating a vehicle on a ride-sharing platform, such as Uber or Lyft. During the periods when Drivers are actively operating on a ride-sharing platform, the insurance defaults to the state mandated insurance provided by the applicable ride-sharing company. To our knowledge, we are the only provider of this car-matching service which is made possible by this unique insurance product.

In 2015, our first full year of operations, we earned net revenues of $29,292 on gross billings of $48,814 and in 2016, our second full year of operations, we earned net revenues of $515,437 on gross billings of $1,472,888. In the nine-month period ended September 30, 2017 our gross billings were $5,411,830, representing an increase of 367% from our gross billings for the entire 2016 year.

To date, the majority of our sales growth has been through organic search traffic. During the years ended December 31, 2016 and 2015, we spent approximately $123,479 and $0, respectively, on marketing, which represented approximately 13% and 0% of our operating expenses, respectively. Going forward however, we intend to significantly increase our spending on marketing because we believe that on-line channels and off-line brand awareness advertising will provide substantial opportunities for growth.

1

Industry and Market Opportunities

Our company was founded to capitalize on a combination of two growth markets: ride-sharing (an industry led by Uber and Lyft) and car-sharing (an industry led by companies such as Car2go N.A., LLC (“Car2go”), ZipCar, Inc. (“ZipCar”) and Turo, Inc. (“Turo”). Our customers are the Drivers that use our car-sharing platform to rent a car and then use that car to make money driving for either Uber or Lyft. Finding enough cars and drivers to meet demand has been a problem for ride-sharing companies. In an online post dated November 24, 2013, TechCrunch.com stated:

In some more established markets, Uber is struggling to keep enough cars on the road to meet the demand — and that’s a problem. It means cars either aren’t available, or if they are, there are longer wait times, and lower overall satisfaction with the service. Uber has tried to deal with this in the past by instituting surge pricing — which both curbs demand and ensures that drivers are more likely to continue driving at peak times.

But ultimately, the company knows that the only way to deal with that demand is to sign up more drivers. And one way to do that is by ensuring that they’ll have a car to drive if they’ve been approved for the Uber platform. https://techcrunch.com/2013/11/24/uber-driver-car-financing/

We believe that we are the only peer-to-peer car-sharing platform focused on the ride-sharing industry in the United States. We have sourced over 5,500 new Drivers, matching them with Owner vehicles that have been used on the Uber and Lyft platforms over the past several years. During the years ended December 31, 2017 and 2016, we sourced 4,400 and 1,060 new Drivers, respectively, into cars so that they could drive for Uber and Lyft. These numbers represent an equivalent 415% growth rate in new Drivers onto the HyreCar platform year over year.

Our Relationship with Lyft

On May 17, 2017, we announced an arrangement with Lyft that allows us to activate our Drivers through Lyft’s sign-up portal. This sign-up process allows drivers to begin providing services on Lyft’s platform within one business day. The majority of cars on our platform come pre-certified for ride-sharing under Lyft's vehicle requirements, enabling new and existing drivers to find a car and get on the road. We are also in talks with other ride-sharing companies to establish similar partnerships.

Our Strengths

Using our platform, vehicle Owners can post their cars to our marketplace and Drivers can browse car inventory prior to rental. Once a Driver finds a car, he or she creates a profile, enters his or her personal information and credentials (including, address, city, state, copy of applicable state issued driver’s license, Uber or Lyft credentials and SSN) and submits a credit card or debit card for payment. We then perform a criminal background check, DMV driving record check, Homeland Security Watch-list and Sex Offender database check. Hyrecar’s screening criteria is stricter than Uber and Lyft’s background check. We are focused on maintaining a safe user experience and ensuring that all transactions between Owners and Drivers are processed through a secure web platform.

Why Drivers Use Our Service

●	Attractive Market: Drivers’ ability to earn income by driving for a ride-sharing business.

●	Pay-As-You-Go: Drivers are not locked into long-term lease agreements, long-term monthly payments or subscription fees.

●	Convenience: Drivers can pick up the car from someone close by. Time from registration to getting behind the wheel currently averages under 48 hours.

●	Transparency and Trust: There are no hidden fees and only Owners that have been properly screened are permitted to use the platform.

●	Customer Experience: Application of game-design elements (i.e. gamification) of the platform keeps Drivers engaged.

2

Why Owners Use Our Service

As noted above, data from a national study of driving behavior indicates that private vehicles are in use less than approximately 5% during any given day, or about one hour per day.2 Given the excess capacity of vehicle hours, higher vehicle utilization rates, and lower vehicle ownership rates, we expect a consumer shift towards acceptance of car-sharing. Some of the highlights of this study are:

●	Passive Income: We often match Owners with long term Drivers, which provides the Owners with a steady source of passive income resulting from our seamless re-booking process.

●	Insurance: Liability policy fills the gaps left by personal and ride-sharing policies.

●	Review of Drivers: Drivers must pass our extensive background checks and most Drivers have also passed the Uber and Lyft background checks.

Insurance Coverage

A key component to our business is our commercial auto policy. The two sided nature of our platform means that we need to insure both the Driver and the Owner. Drivers currently pay $10 per day (this rate has been increased as of January 2018 to $13 per day, however, $10 per day is referenced throughout this prospectus to be consistent with the financial statements included herein) to become designated as a supplemental insured party under our insurance policy. Prior to any rental the Driver and Owner are provided an insurance ID card that lists the driver’s name and the vehicle identification number. Insurance is typically generated twenty-four hours in advance of the commencement of the rental through to when the Owner confirms drop-off of the rented vehicle by the Driver. The vehicle pick-up and drop-off is all managed through our platform. An owner takes pictures of his or her vehicle prior to pressing the “Confirm Pick-up” button on the Hyrecar mobile app. (If pictures are not taken and the button is not pressed, it provides grounds for a claim denial; subsequent liability and/or physical damage rests solely on the Driver and Owner.) After the rental is completed, the Owner presses the “Confirm Drop-off” button on the Hyrecar mobile app and the rental ends.

American Business Insurance Services (“ABI”) is our managing general underwriter (“MGU”). ABI handles all of our back-end insurance generation and processing through a seamless ABI connection with the Hyrecar databases.

Hamilton Insurance Services is the underwriter of the policy. Hamilton has experience underwriting car-sharing insurance businesses and is an AM Best, A Rated insurance carrier.3 The current insurance limits are $300,000 per liability claim and $25,000 per vehicle/incident for physical damage with a $2,500 deductible due from the Driver. Together with York Claims Adjusters, they manage our insurance claims for any liability or physical damage above the $2,500 deductible. We currently operate in 31 states and the District of Columbia and we believe we can easily move into all 50 states as we gain traction and brand awareness.

[2]	See http://fortune.com/2016/03/13/cars-parked-95-percent-of-time/
[3]	See http://www3.ambest.com/ratings/profile.asp?ambnum=91712&RatingCode=202991712

3

For insurance purposes a vehicle rental is broken into 4 distinct driving periods. Period 0 is when the Driver has picked a vehicle up from the Owner and is driving with the Uber or Lyft app turned-off. Period 1 is when the Driver has the Uber or Lyft app turned-on, but has not yet accepted a fare. Period 2 is when the Driver has accepted a fare and is on the way to pick-up a passenger. Period 3 is when a passenger is in the vehicle. The Hyrecar policy is specifically written to cover periods in which the Drivers are operating Hyrecar vehicles OFF the Uber or Lyft platform (period 0). During the periods when Drivers are operating ON the Uber or Lyft platform (periods 1, 2 and 3), the Hyrecar insurance subordinates to state mandated insurance provided by Uber and Lyft. This enables us to keep insurance costs and liability low by leveraging state mandated insurance policies provided by the transportation network companies (“TNCs”). See diagram of periods below:

Business Structure and Strategy

We operate out of our corporate office in Los Angeles, California. Our technology platform allows for a relatively small staff compared to the size and reach of our business. For example, we operate in 31 states plus the District of Columbia with no physical presence in those states, with the exception of California. Our expansion into new states is currently only limited by specific insurance considerations. Our lean operational model has allowed us to grow our gross billings over 1,483% since April 2016 through September 2017. Our business structure is divided into three distinct departments: sales and marketing, technology development and support and operations.

Sales and marketing are vital to our future profitability and growth. Most of our customers need to be sold into a car because they are initially reluctant to pay upfront fees. Early interactions with our customers indicated that if customers were walked through the process once by a member of our sales and marketing team, the customers were more inclined to use and continue to use our services for a longer period of time. Accordingly, we implemented a one-man sales team in May 2016 and our gross billings rose 48% that month from the prior month. Since then, building a strong sales team has become a priority.

We have expanded the sales team, which is now divided into a Driver team and an Owner team. The Driver team has a total of 15 sales contractors, which are split into three sub-teams. Driver team members make approximately 30 calls a day to new customer leads with a mandate to facilitate drivers into cars via the Hyrecar platform. The Owner team has a total of 6 sales contractors split evenly into the following three regions: west coast states, central states and east coast states. The Owner sales team’s primary objective is to get Owners to list their cars on the Hyrecar platform.

The sales team headcount has reached critical mass and we expect to maintain current headcount through 2018 to hit a forecast growth rate of 14% month over month. Capping headcount is a key assumption that we believe will drive profitability. The ability to grow topline revenue while capping sales expense is achieved through a combination of marketing and technology. Organic bookings, defined as a rental without sales agent contact, have jumped from 7.5% of revenue in 2016 to an estimated 14.5% in 2017. Attribution of organic bookings is directly related to the quality of marketing leads generated and user experience / user interphase enhancements (UI/UX) per technology development. The company’s expectation is that both aspects contribute to low operating expense growth in relation to revenue, which in-turn, the company believes, will lead to higher gross profit in 2018.

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Technology contractors are the second largest planned use of proceeds from this offering. We currently operate with three overseas development teams (two in Vietnam and one in India) and two teams in the United States, including multiple full-time developers based out of our home office in Los Angeles. These teams are tasked with maintaining the current site, addressing bugs in the current code base and small improvements to the Owner and Driver user experience and user interphase. Maintenance of the current site includes a rebuild of back-end code and database, applications and proprietary software, with the goal of increasing organic bookings and automating processes for scale.

Support and operations underpin the company. Insurance claims management, Owner payment resolutions, Driver payment resolutions, collections, chat support, email support, phone support, late rentals, car recovery, Driver verifications, insurance generation and insurance verification all work together to create what we believe is a “best in class” customer service experience. Currently, we have 13 in-house support staff and three team members in India. Our plan is to build a domestic support team that is client-facing and use the team in India for special projects and administrative tasks. We believe that customer service is critical to our goal of bringing new Drivers/Owners onto the platform and retaining those customers who have already utilized our services.

Revenue Model

We generate revenue by taking a fee out of each rental processed on our platform. Each rental transaction represents a Driver renting a car from an Owner. Drivers pay a weekly rental rate, plus direct insurance costs and a 10% Hyrecar fee. Owners receive their weekly rental rate minus a 15% Hyrecar fee. For example, the average weekly rental rate of a Hyrecar vehicle is $200 (“Weekly Rental”), plus direct insurance costs of $10 per day (or $70 for one week), plus a 10% Hyrecar fee ($20), totaling $290 in total gross billings. $170 or 85% of the weekly rental is received by the Owner. Hyrecar earns net revenues from the transaction fee of $50 and gross fees from the insurance of $70. Accordingly the revenue recognized by Hyrecar is $120 in this transaction. (as detailed in the table below).

Weekly Rental	$200.00
Direct Insurance	$70.00
Hyrecar Driver Fee	$20.00	(10% of weekly rental)
Hyrecar Gross Bookings	$290.00
Owner Payment	$170.00	(85% of weekly rental)
Hyrecar Net Revenue	$120.00

Marketing Plan

In November 2016, our marketing team completed an in-depth study of keyword searches using Google Analytics. Thirty keywords and phrases were chosen and analyzed, allowing the team to determine in which cities the persons searching for the keywords and phrases were located. For example, 400,000 people in Los Angeles googled key words like, “rent a car for Uber”, “Uber”, and “Uber Leasing.” Overlaying our customer demographics with the Google search results created a Driver/Owner affinity population of over 25 million potential customers, with the bulk of the 25 million concentrated in 16 core geographic locations. Core geographies represent the top 16 metropolitan statistical areas, or MSAs, in the country based off population count. The 31 states we operate in encompass all 16 MSAs with additional secondary and tertiary cities contributing as well.

Insurance Opportunity

A large percentage of our cost of revenues is direct insurance expense, which we pay to the insurance company. The premiums are broken into two categories, liability insurance and physical damage. The total daily premium per transaction is $13, plus applicable taxes, of which a percentage is allocated towards liability claims, and the remaining is applied towards physical damage and Managing General Agent (“MGA”) costs. The unique nature of our insurance enables us to keep insurance costs and liability low by leveraging state mandated insurance policies provided by the TNCs. Our insurance premiums have exceeded liability and physical damage claims throughout 2017 and we intend to examine self-insurance options in 2018.

5

Current estimates are that in excess of 35% of all commercial property and casualty premiums are in some form of alternative risk structure. The company has explored many forms of alternative risk structures including self-insurance through captive insurance programs and policies. Specifically, cell captives are entities consisting of a core and an indefinite number of cell entities which are kept legally separate from each other. A captive or protected cell is an ideal mechanism to deal with a large number of self-insured retention(s). The benefits of having a cell captive include:

●	generating a financial return through participating in the risk;

●	increased control over potential insurance coverage and costs;

●	illustrating to a carrier the willingness to share in the risk, and

●	creating more stability in the insurance program.

Pending a Q2 2018 feasibility study into the benefits of cell captives, the company believes it will be able to cut direct insurance costs by approximately 40% from 2017 premium levels. As of September 30, 2017, current direct insurance costs averaged $220,000 per month. A potential 40% reduction in annualized premiums is a significant cost savings that increases the company’s gross profit margin and we believe it will contribute to company profitability in 2018. The company estimates some form of insurance cost savings will be in-place by the end of Q2 2018.

In addition to self-insurance, the company is also working with our MGA to develop new and innovative insurance products. The company has proposed a new type of owner “lay-up” insurance for vehicle owners on the HyreCar platform. Lay-up insurance replaces the need for an owner’s personal auto insurance policy and would represent significant cost savings when compared to other insurance options available in the market today. Offering this type of insurance product benefits the company in multiple verticals, including reduced insurance claim expense, greater customer retention and stickiness to the Hyrecar platform. Our MGA has begun piloting lay-up insurance to vehicle owners.

Company and Other Information

Hyrecar Inc was incorporated in the State of Delaware on November 21, 2014. Our principal executive offices and mailing address are 355 South Grand Avenue, Suite 1650, Los Angeles, California 90071. Our main telephone number is (888) 688-6769. Our corporate website address is: www.hyrecar.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusion of our website address in this prospectus is an inactive textual reference only.

Hyrecar and the Hyrecar logo and our other trademarks, service marks and trade names appearing in this prospectus are the property of Hyrecar Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

This Prospectus Summary highlights information contained elsewhere and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each case appearing elsewhere in this prospectus.

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Summary Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

●	Our limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

●	If we do not effectively expand and train our direct sales force, we may be unable to add new customers or increase sales to our existing customers, and our business will be adversely affected.

●	Fluctuating economic conditions make it difficult to predict revenue for a particular period, and a shortfall in revenue may harm our operating results.

●	We have no formal contracts with either Uber or Lyft and our current relationships with either of these companies could change in the future, which could adversely affect our revenues.

●	The ride-sharing model may not continue to grow, which would adversely affect our business.

●	Our unique peer to peer structure could be duplicated and our inability to accurately predict user behavior could negatively impact our sales projections.

●	The market forecasts included in this prospectus may prove to be inaccurate, and even if the markets in which we operate achieve growth, we cannot assure you our business will grow at similar rates, if at all.

●	Our insurance coverage program is unique to our business, but it may not continue to be cost effective in the future.

●	Our operations are dependent on our current management. The loss of any member of our management team could adversely affect our operations and financial results.

●	Our results of operations are likely to vary significantly from period to period, which could cause the price of our common stock to decline.

●	We have had operating losses each year since our inception, and may not achieve or maintain profitability in the future.

●	We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.

●	Changes in government regulations could have an adverse impact on our business.

●	Any material limitation in the fuel supply could adversely affect our business.

●	There can be no assurance of any return on your investment.

●	Because the public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

●	We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

●	We have not conducted an evaluation of the effectiveness of our internal control over financial reporting and will not be required to do so until 2018. If we are unable to implement and maintain effective internal control over financial reporting investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

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●	There is presently no trading market for our common stock and no assurance can be given that a trading market will exist in the future, even if our listing application is approved by the Nasdaq Stock Market LLC. Accordingly, you may be unable to liquidate your investment.

●	Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation of our common stock, if any, will be your sole source of gain.

●	Because our offering will be conducted on a best efforts basis, there can be no assurance that we can raise the money we need for our planned use of proceeds.

●	We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

●	Future sales and issuances of our common stock or rights to purchase common stock pursuant to our 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”) could result in additional dilution of the percentage ownership of our stockholders.

●	We will incur increased costs as a result of being a public company.

●	We may not satisfy Nasdaq’s initial listing standards and, even if we do, we may experience a delay in the initial trading of our common stock on Nasdaq.

●	If our listing application is not accepted by the Nasdaq Stock Market LLC, we will be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

●	Assuming that this offering is qualified by the SEC, we expect that there will be limited trading activity in our common stock and there is no assurance that an active market will develop in the future.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we have elected to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	the requirement that we provide only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	reduced disclosure about our executive compensation arrangements;

●	an exemption from the requirement that we hold a non-binding advisory vote on executive compensation or golden parachute arrangements; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold securities.

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Reverse Stock Split

Effective May 17, 2017, we filed a Second Amendment to our certificate of incorporation with the Secretary of State of the State of Delaware to effect a 1-for-1.8404 reverse stock split of our issued and outstanding shares of common stock. All shares of our common stock referred to in this prospectus reflect the reverse split.

Going Concern

Our consolidated financial statements appearing elsewhere in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have not generated revenues sufficient enough to support operations. During the nine-month period ended September 30, 2017, we earned net revenues of $1,964,854 and incurred a net loss of $2,881,165. During the years ended December 31, 2016 and 2015, we earned net revenues of $515,437 and $29,292, respectively, and incurred a net loss of $866,676 and $109,252, respectively.

We intend to rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, which may never occur. We have incurred operating losses since inception. These matters raise substantial doubt about our ability to continue as a going concern. Throughout the next 12 months, we expect to fund our operations from additional debt and/or equity offerings, and increased revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that we will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the years ended December 31, 2016 and 2015 with respect to this uncertainty.

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THE OFFERING

Common stock offered by us	shares (minimum) to shares (maximum).

Common stock outstanding prior to the offering	7,682,577 shares common stock.

Price per share:	Our common stock will be sold at a price no less than $ per share and no more than $ per share.

Common stock to be outstanding after this offering (1)	shares (if the minimum number of shares is sold) and shares (if the maximum number of shares is sold).

Use of proceeds:	We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities and general and administrative matters. See the section of this prospectus titled “Use of Proceeds” beginning on page 59.

Underwriter:	We have engaged Network 1 Financial Securities, Inc. as the underwriter to market this offering to prospective investors on a best efforts basis. The underwriter will have the right to engage such other broker-dealers or agents as it determines to assist in this offering.

Listing:	We intend to apply to list our common stock on Nasdaq under the symbol “HYRE.” If our listing application is not approved, our plan is to find a broker-dealer who will be willing to quote our common stock on the OTC Markets.

Risk factors:	Investing in our securities is highly speculative. See the section of this prospectus titled “Risk Factors” beginning on page 11.

(1) The number of shares of common stock outstanding after this offering, as set forth in the table above, is based on 7,682,577 shares of our common stock outstanding as of        , 2018 and excludes, as of that date, the following:

●	warrants to purchase 200,000 shares of our common stock at a price of $2.10 per share;

●	warrants to purchase 123,659 shares of our common stock at a price of $1.75 per share;

●	warrants to purchase shares of our common stock at a price of $ per share;

●	warrants to purchase shares of our common stock at a price of $ per share;

●	the conversion of $ principal and $ of accrued but unpaid interest of the senior secured convertible notes as of , 2018; and

●	1,020,308 shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan.

Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes:

●	the conversion of all outstanding shares of our convertible preferred stock as of , 2018 into 2,429,624 shares of our common stock in connection with our initial public offering; and

●	the filing of our restated certificate of incorporation and the effectiveness of our restated bylaws in connection with our initial public offering.

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RISK FACTORS

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occur, our business and financial performance could be adversely affected, our actual results could differ materially from our expectations, and the price of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may adversely affect our business and financial performance. You should carefully consider the risks described below, together with all other information included in this prospectus including our financial statements and related notes, before making an investment decision. The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and investors in our securities may lose all or part of their investment.

Risks Related to Our Business and Our Industry

Our limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

We were founded in 2014. Our limited operating history makes it difficult to evaluate our current business and prospects and plan for and model our future growth. We have encountered and will continue to encounter risks and uncertainties frequently encountered by rapidly growing companies in developing markets. If our assumptions regarding these risks and uncertainties are incorrect or change in response to changes in the ride-sharing or car-sharing market, our results of operations and financial results could differ materially from our plans and forecasts. Although we have experienced rapid growth since our inception, there is no assurance that such growth will continue. Any success we may experience in the future will depend in large part on our ability to, among other things:

●	maintain and expand our customer base and the ways in which customers use our platform;

●	expand revenue from existing customers through increased or broader use of our platform;

●	improve the performance and capabilities of our platform through research and development;

●	effectively expand our business domestically and internationally, which will require that we rapidly expand our sales force and fill key management positions; and

●	successfully compete with other companies that currently provide, or may in the future provide, solutions like ours.

If we are unable to achieve our key objectives, including the objectives listed above, our business and results of operations will be adversely affected and the fair market value of our securities could decline.

If we do not respond appropriately, the evolution of the automotive industry towards autonomous vehicles and mobility on demand services could adversely affect our business.

The automotive industry is increasingly focused on the development of advanced driver assistance technologies, with the goal of developing and introducing a commercially-viable, fully automated driving experience. The high development cost of active safety and autonomous driving technologies may result in a higher risk of exposure to the success of new or disruptive technologies different than those being developed by us. There has also been an increase in consumer preferences for mobility on demand services, such as car- and ride-sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita. These evolving areas have also attracted increased competition from entrants outside the traditional automotive industry. If we do not continue to innovate to develop or acquire new and compelling products that capitalize upon new technologies in response to OEM and consumer preferences, this could have an adverse impact on our results of operations.

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If we do not effectively expand and train our direct sales force, we may be unable to add new customers or increase sales to our existing customers, and our business will be adversely affected.

We continue to be substantially dependent on our direct sales force to obtain new customers and increase sales with existing customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, because we continue to grow rapidly, a large percentage of our sales force is new to our company. If we are unable to hire and train a sufficient number of effective sales personnel, or the sales personnel we hire are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be adversely affected.

Fluctuating economic conditions make it difficult to predict revenue for a particular period, and a shortfall in revenue may harm our operating results.

Our revenue depends significantly on general economic conditions and the demand for products in the ride-sharing and car-sharing market. Economic weakness, customer financial difficulties, and constrained spending on ride-sharing may result in decreased revenue and earnings. Such factors could make it difficult to accurately forecast our sales and operating results.

We have no formal contracts with either Uber or Lyft and our current relationships with either of these companies could change in the future, which could adversely affect our revenues.

Although we have deployed drivers and cars to the systems of both Uber and Lyft since our operations began in 2015, there is currently no formal contractual relationship in place with either company and, consequently, each of those relationships could be discontinued at any time. In addition, virtually all of our revenue is generated by cars and drivers operating on both the Uber or Lyft platform and therefore this concentration represents a high degree of risk to us and to potential investors.

The ride-sharing model may not continue to grow, which would adversely affect our business.

Our business and future growth is significantly dependent on the continued success of each of Uber, Lyft, and other software-based systems that have come into the marketplace to compete with standard taxicab transportation organizations.

While the effect of those companies has been to decrease the cost and therefore increase the utilization of ride-sharing, there can be no assurance that consumer utilization of these systems will continue to grow, or that competition and the resulting price pressure will not undermine the viability of these types of systems, thereby adversely affecting our business.

Our unique peer to peer structure could be duplicated and our inability to accurately predict user behavior could negatively impact our sales business.

Although to date neither Uber nor Lyft have endeavored to develop a peer-to-peer system to match drivers and car owners as we are doing, there can be no assurance that either one of these companies or other competitors subsequently entering the marketplace will not endeavor to do so, and there can be no assurance that such competition will not have a negative impact on our business.

Furthermore, although several attempts to match up fleets of cars owned by operators with Uber and Lyft drivers have failed, there can be no assurance that other entities will not enter the marketplace on this basis with economic and logistical models that solve the problems that caused this failure.

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The market forecasts included in this prospectus may prove to be inaccurate, and even if the markets in which we operate achieve growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates, which may not prove to be accurate. Forecasts relating to the expected growth in the ride-sharing market, including the forecasts or projections referenced in this prospectus, may prove to be inaccurate. Even if the ride-sharing market experiences the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our insurance coverage program is unique to our business, but it may not continue to be cost effective in the future.

We are currently the only company in the ride-sharing sector that has succeeded in structuring a cost-effective insurance program to provide for our liability when a driver and a car are carrying passengers. However, we have a short history in assessing the correlation between personal injury and property damage risks and the cost of insurance premiums, and there can be no assurance that our current projections will continue to be cost effective in the future.

Our operations are dependent on our current management. The loss of any member of our management team could adversely affect our operations and financial results.

We are highly dependent upon the retention of the services of our current management, specifically Joseph Furnari, Michael Furnari, Anshu “Andy” Bansal and Abhi Arora. The loss of any one of these individuals could adversely affect our operations and financial results. Our business also depends on our ability to attract and retain additional highly qualified management, technical, operating, and sales and marketing personnel. We do not currently maintain key person life insurance policies on any of our employees. We do not have fixed term employment agreements with any of our management employees, all of whom could terminate their relationship with us at any time.

Our results of operations are likely to vary significantly from period to period, which could cause the price of our common stock to decline.

Our results of operations have varied significantly from period to period. For example, the months of January, February and March are traditionally very slow for transportation demand. We expect that our results of operations will continue to vary as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

●	our ability to attract and retain new customers;

●	the budgeting cycles and purchasing practices of customers;

●	the timing and success of new service introductions by us or our competitors or any other change in the competitive landscape of the ride-sharing or car-sharing market, including consolidation among our competitors;

●	our ability to successfully expand our business domestically and internationally;

●	changes in our pricing policies or those of our competitors;

●	any disruption in, or termination of, our relationship with our insurance carriers or ride sharing companies with which we do business;

●	the cost and potential outcomes of future litigation, if any;

●	seasonality in our business;

●	general economic conditions, both domestic and foreign, assuming we expand into foreign markets;

●	future accounting pronouncements or changes in our accounting policies or practices; and

●	the amount and timing of operating costs and capital expenditures related to the expansion of our business.

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Any of the above factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. As a result of this variability, our historical results of operations should not be relied upon as an indication of future performance. Moreover, this variability and unpredictability could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for these or other reasons, the price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We have had operating losses each year and quarterly period since our inception, and may not achieve or maintain profitability in the future.

We have incurred operating losses each year and quarterly period since inception. For the year ended December 31, 2016, our operating loss was $838,560, for the year ended December 31, 2015, our first full year of operations, our operating loss was $108,371 and for the nine-month period ended September 30, 2017, our operating loss was $2,704,022. We expect our operating expenses to increase in the future as we expand our sales and marketing efforts and continue to invest in research and development of our technologies. These efforts may be costlier than we expect, and we may not be able to increase our revenue to offset our increased operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our services, increased competition, a decrease in the growth or size of the ride-sharing or car-sharing market or any failure to capitalize on growth opportunities. Any failure to increase our revenue as we grow our business could prevent us from achieving or maintaining profitability. If we are unable to meet these risks and challenges as we encounter them, our business, financial condition and results of operations may suffer.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.

The market for ride-sharing and car-sharing services is intensely competitive and characterized by rapid changes in technology, customer requirements, industry standards and frequent new service introductions and improvements. We anticipate continued challenges from current competitors, as well as by new entrants into the industry. If we are unable to anticipate or effectively react to these competitive challenges, our competitive position could weaken, and we could experience a decline in our growth rate or revenue that could adversely affect our business and results of operations.

Changes in government regulations could have an adverse impact on our business.

Currently, there are few laws regulating our business, however, as our business matures, this may change. Changes in government regulation of our business have the potential to materially alter our business practices, or our operational results. Depending on the jurisdiction, those changes may come about through the issuance of new laws and regulations or changes in the interpretation of existing laws and regulations by a court, regulatory body or governmental official. Sometimes those changes may have not just prospective but also retroactive effect; this is particularly true when a change is made through reinterpretation of laws or regulations that have been in effect for some time. Moreover, changes in regulation that may seem neutral on their face may have either more or less impact on us than on ride-sharing businesses, depending on the circumstances. Potential changes in law or regulation that may affect us relate to insurance intermediaries, customer privacy, data security and rate regulation.

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Any material limitation in the fuel supply could adversely affect our business.

Our operations could be adversely affected by any limitation in the fuel supply or by any imposition of mandatory allocation or rationing regulations. We are not aware of any current proposal to impose such a regime in the U.S. or internationally. Such a regime could, however, be quickly imposed if there was a serious disruption in the fuel supply for any reason, including an act of war, terrorist incident or other problem, such as the devastation caused by hurricane Harvey, affecting the petroleum supply, refining, distribution or pricing.

If our security is compromised or if our platform is subjected to attacks that frustrate or thwart our users’ ability to access our products and services, our users, and partners may cut back on or stop using our products and services altogether, which could seriously harm our business.

Our efforts to protect the information that our users have shared with us may be unsuccessful due to the actions of third parties, software bugs, or other technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information to gain access to our data or our users’ data. If any of these events occur, our or our users’ information could be accessed or disclosed improperly. Our privacy policy governs how we may use and share the information that our users have provided us. Some partners may store information that we share with them. If these third parties fail to implement adequate data-security practices or fail to comply with our terms and policies, our users’ data may be improperly accessed or disclosed. And even if these third parties take all these steps, their networks may still suffer a breach, which could compromise our users’ data. Any incidents where our users’ information is accessed without authorization, or is improperly used, or incidents that violate our terms of service or policies, could damage our reputation and our brand and diminish our competitive position. In addition, affected users or government authorities could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Maintaining the trust of our users is important to sustain our growth, retention, and user engagement. Concerns over our privacy practices, whether actual or unfounded, could damage our reputation and brand and deter users, advertisers, and partners from using our products and services. Any of these occurrences could seriously harm our business.

Risks Related to Ownership of Our Common Stock and this Offering

The best efforts structure of this offering may yield insufficient gross proceeds to fully execute on our business plan.

The Underwriter is offering shares of our common stock in this offering on a best efforts basis. The Underwriter is not required to sell any specific number or dollar amount of common stock, but will use their best efforts to sell the shares offered by us. It is a condition of this offering that we raise the minimum amount of $              by         , 2018 (60 days after the date of this prospectus). As a “best efforts” offering, there can be no assurance that we will successfully raise this minimum amount or that the offering contemplated by this prospectus will ultimately be completed or will result in any proceeds being made available to us.

The success of this offering will impact, in large part, our ability to cover expenses and finance operations over the next 12 to 24 months. If we sell only the minimum number of shares, we may be unable to sufficiently fund operations or fully execute on our business plan. This could potentially result in a material adverse effect on our business, prospects, financial condition and results of operations.

An investment in our common stock is extremely speculative and there can be no assurance of any return on your investment.

An investment in our common stock is extremely speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment.

Because the public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase our common stock, based on the assumed initial public offering price of $         per share, the mid-point of the price range, you will experience immediate dilution of $         per share, the difference between the price per share you pay for our common stock and the pro forma net tangible book value per share as of September 30, 2017, after giving effect to the issuance of our common stock in this offering.

Sales of our common stock in this offering will be taking place concurrently with common stock registered by selling stockholders which might affect the price, demand, and liquidity of our common stock.

We are registering shares of common stock to certain securityholders (“Selling Stockholders”) concurrently with this offering. We issued to the Selling Stockholders senior secured convertible notes with warrants. The senior secured convertible notes are convertible into our common stock at the lower of $2.5480 per share or a discount of 30% to the price of the stock issued in our initial public offering. The warrants have an exercise price equal to 125% of the price of the conversion price of the senior secured convertible notes as of the date of exercise. The amount of common stock issued to the Selling Stockholders shall be 50% of the shares of our common stock that the Selling Stockholders are entitled to receive in connection with the conversion of the Selling Stockholders’ convertible notes when such senior secured convertible notes first become convertible. Sales by Selling Stockholders may reduce the price of our common stock, demand for the shares sold in the offering and, as a result, the liquidity of your investment.

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We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) five years from the date of this prospectus.

We have not conducted an evaluation of the effectiveness of our internal control over financial reporting and will not be required to do so until 2018. If we are unable to implement and maintain effective internal control over financial reporting investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal control over financial reporting for the year ending December 31, 2018 and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the fiscal year ending December 31, 2018, provide a management report on the internal control over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we decide not to avail ourselves of the exemption provided to an emerging growth company, as defined by the JOBS Act. As we have not conducted an evaluation of the effectiveness of our internal control over financial reporting, we may have undiscovered material weaknesses. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process may be time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to assert that our internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, if and when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

There is presently no trading market for our common stock and no assurance can be given that a trading market will exist in the future, even if our listing application is approved by the Nasdaq Stock Market LLC. Accordingly, you may be unable to liquidate your investment.

There is currently no public market for our common stock. We intend to apply to list our common stock on the Nasdaq Stock Market LLC, but we cannot assure you that our listing application will be approved. Even if our listing application is approved, we cannot assure you that any trading market for our common stock will develop. You may not be able to liquidate your investment if and when you need to do so or you may have to sell your shares of our common stock at a lower price than the price at which you purchased them.

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Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation of our common stock, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future financing agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be an investor’s sole source of gain for the foreseeable future.

Because our offering will be conducted on a best efforts basis, there can be no assurance that we can raise the money we need for our planned used of proceeds.

We are offering our common stock on a “best efforts” basis. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated. If the offering is not consummated or we receive less than the proceeds we are attempting to raise, our business plans and prospects could be adversely affected.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We need sufficient capital to fund our ongoing operations and continue our development. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, such as keeping pace with technological developments in order to remain competitive in our evolving industry, improve our operating infrastructure or acquire complementary businesses and technologies. As a result, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when and if we require it, our ability to continue to support our business growth, and to respond to business challenges could be significantly impaired.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our 2016 Equity Incentive Plan, could result in additional dilution of the percentage ownership of our stockholders.

We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of common stock or common stock-related securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in material dilution to our investors. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock.

Pursuant to our 2016 Equity Incentive Plan, the plan administrator is authorized to grant equity-based incentive awards to our directors, executive officers and other employees and service providers. Future equity incentive grants and issuances of common stock under our 2016 Equity Incentive Plan may result in dilution to our stockholders.

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We will incur increased costs as a result of being a public company.

Assuming we complete this initial public offering, we will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as new rules and regulations subsequently implemented by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”), impose additional reporting and other obligations on public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. For example, we will adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expense associated with our SEC reporting requirements. Furthermore, if we identify an issue in complying with those requirements (for example, if we or our accountants identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be difficult and expensive to obtain director officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and train qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in corporate governance and reporting requirements. We expect that the additional reporting and other obligations imposed on us by these rules and regulations will increase our legal and financial compliance costs and administrative fees significantly. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

We may not satisfy Nasdaq’s initial listing standards and, even if we do, we may experience a delay in the initial trading of our common stock on Nasdaq.

We intend to apply to list our common stock on Nasdaq under the symbol “HYRE.” Our common stock will not commence trading on Nasdaq until a number of conditions are met, including that we have raised the minimum amount of offering proceeds necessary for us to meet the initial listing requirements of Nasdaq, which we currently estimate to be approximately $5 million. There is no guarantee that we will be able to sell a sufficient number of our common stock to raise this amount of proceeds. Assuming we sell a sufficient number of our common stock to have our listing application approved, we expect trading to commence following the Termination Date of this offering, as it may be extended. In addition, we will be required to, among other things, file a Form 8-A with the SEC in order to register our shares under the Exchange Act. For all of the foregoing reasons, you may experience a delay between the closing of your purchase of our common stock and the commencement of exchange trading of our common stock.

If our listing application is not accepted by The Nasdaq Stock Market LLC, we will be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

In the event that The Nasdaq Stock Market LLC does not approve our listing application and assuming we are able to list our securities for quotation on the OTC Markets, our common stock may be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the “penny stock rule.” The SEC generally defines a penny stock as any equity security that is not a national market security or any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Assuming we successfully complete this offering and our common stock is quoted on the OTC Markets, we may be subject to the SEC’s penny stock rules.

If our common stock is deemed to be penny stock, trading in the shares of our common stock will be subject to additional sales practice requirements by broker-dealers who sell penny stock. Among other things, a broker-dealer must (1) approve the customer for the specific penny stock transaction and receive from the customer a written agreement to the transaction; (2) furnish the customer a disclosure document describing the risks of investing in penny stocks; (3) disclose to the customer the current market quotation, if any, for the penny stock; and (4) disclose to the customer the amount of compensation the firm and its broker will receive for the trade. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of our stockholders to sell their shares of common stock.

Assuming that this offering is qualified by the SEC, we expect that there will be limited trading activity in our common stock and there is no assurance that an active market will develop in the future.

Provided that this offering is qualified by the SEC, we expect any subsequent public trading activity in our common stock to initially be quite limited. Further, trading of our common stock may be extremely sporadic. For example, several days may pass before any shares may be traded. As a result, an investor my find it difficult to dispose of, or to obtain accurate quotations of the price of, our common stock. There can be no assurance that a more active market for our common stock will develop, or if one should develop, there is no assurance that it will be sustained. This could severely limit the liquidity of our common stock, and would likely have a material adverse e effect on the market price of our common stock and on our ability to raise additional capital.

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USE OF PROCEEDS

Based on an assumed initial public offering price of $          per share, we estimate that the net proceeds of this offering, after deducting underwriting commissions and expenses payable by us and other offering expenses payable by us, will be $          if we sell a minimum of         shares or $          if we sell all         shares of our common stock in this offering. However, this is a best efforts offering and there is no assurance that we will sell any shares or receive any proceeds.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities and general and administrative matters, as more fully described in the table below. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

We will retain broad discretion in the allocation of the net proceeds from this offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock.

The table below sets forth the manner in which we expect to use the net proceeds we receive from this offering. All amounts included in the table below are estimates.

Description	Minimum	Percentage of Net Proceeds	Maximum	Percentage of Net Proceeds
General and Administrative	$	39%	$	39%
Sales and Marketing		50%		50%
Research and Development		11%		11%
Total		$100%		$100%

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in a money market or other interest-bearing account.

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Dividend Policy

We have never declared or paid any dividends on our common stock and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our board of directors.

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CAPITALIZATION

The following table sets forth our cash and capitalization, as of September 30, 2017 on:

●	an actual basis;

●	a pro forma as-adjusted basis, giving effect to the issuance and sale of a minimum of shares of our common stock in this offering, at the assumed public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

●	a pro forma as-adjusted basis, giving effect to the issuance and sale of a maximum of shares of our common stock in this offering, at the assumed public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	As of September 30, 2017
	Actual	Min Pro Forma As Adjusted (1)	Max Pro Forma As- Adjusted (2)
	(unaudited)

Cash	$267,900	$	$

Stockholders’ (deficit) equity:
Preferred stock, 15,000,000 shares authorized, par value $0.00001, 2,429,638, 985,369, and 0 issued and outstanding as of September 30, 2017 (unaudited) and December 31, 2016 and 2015, respectively	1,591,886
Common stock, 50,000,000 shares authorized, par value $0.00001, 4,802,393, 3,978,606, and 3,341,665 issued and outstanding as of September 30, 2017 (unaudited) and December 31, 2016 and 2015, respectively	48
Subscription receivable -related party	(139,741)
Additional paid-in capital	1,765,918
Accumulated deficit	(3,862,287)

Total stockholders’ (deficit) equity	(644,176)

Total capitalization	$414,584

(1)	Min Pro forma as-adjusted basis, giving effect to the issuance and sale of a minimum of shares of our common stock in this offering, at the assumed public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Max Pro forma as-adjusted basis, giving effect to the issuance and sale of a maximum of shares of our common stock in this offering, at the assumed public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. The data in this section are derived from our balance sheet as of September 30, 2017. Pro forma net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock that will be outstanding immediately prior to the closing of this offering, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock in connection with our initial public offering. Our pro forma net tangible book value as of September 30, 2017, was $             million, or $             per share of common stock.

Minimum Offering

After giving effect to our receipt of the estimated net proceeds from our sale of a minimum of shares of common stock in this offering, based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us, our net tangible book value, pro forma, as of September 30, 2017 would have been $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $             per share and an immediate dilution to new investors in this offering of $             per share. The following table illustrates this per share dilution:

$
Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of September 30, 2017	$
Increase in net tangible book value per share attributable to new investors
Pro forma as-adjusted net tangible book value per share after this offering		$
Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as-adjusted net tangible book value by $             million, the pro forma as-adjusted net tangible book value per share after this offering by $             and the dilution per share to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of              shares in the number of shares offered by us would increase (decrease) our pro forma as-adjusted net tangible book value by $             million, the pro forma as-adjusted net tangible book value per share after this offering by $             and the dilution per share to new investors by $            , assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table presents, on a pro forma as-adjusted basis, as described above, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, assuming the maximum amount is sold, the total consideration paid, and the and the average price paid per share at an assumed public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus):

	Shares Purchased				Total Consideration			Average Price
	Number	Percent			Amount	Percent		Per Share
(in thousands)
Existing stockholders			%	$			%	$
New investors
Total		100.0%		$		100.0%		$

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Maximum Offering

After giving effect to our receipt of the estimated net proceeds from our sale of a maximum of shares of common stock in this offering, based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us, our net tangible book value, pro forma, as of September 30, 2017 would have been $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $             per share and an immediate dilution to new investors in this offering of $             per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2017	$
Increase in net tangible book value per share attributable to new investors	$
Pro forma as-adjusted net tangible book value per share after this offering		$
Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as-adjusted net tangible book value by $             million, the pro forma as-adjusted net tangible book value per share after this offering by $             and the dilution per share to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of              shares in the number of shares offered by us would increase (decrease) our pro forma as-adjusted net tangible book value by $             million, the pro forma as-adjusted net tangible book value per share after this offering by $             and the dilution per share to new investors by $            , assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table presents, on a pro forma as-adjusted basis, as described above, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, assuming the maximum amount is sold, the total consideration paid, and the and the average price paid per share at an assumed public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus):

	Shares Purchased				Total Consideration			Average Price
	Number	Percent			Amount	Percent		Per Share
(in thousands)
Existing stockholders			%	$			%	$
New investors
Total		100.0%		$		100.0%		$

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Management’s Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our audited and unaudited financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, include forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We were formed in November 2014 to match the owners of idle cars to drivers who provide services to ride-sharing businesses such as Uber and Lyft. We are based in Los Angeles, California. As described below, we have funded our business through the sale of preferred stock and convertible promissory notes, through short-term advances provided to us by related parties and from the limited revenues we have earned:

Series Seed 1 Convertible Preferred Stock. In August 2016, our board of directors authorized 15,000,000 shares of preferred stock with a par value $0.00001. Of these, our board designated 4,471,489 shares as Series Seed 1 Convertible Preferred Stock (“Series Seed 1”). During 2016, we issued 985,369 shares of Series Seed 1 at a price of $0.386 per share for aggregate proceeds of $700,000. During 2017, we issued 422,302 shares of Series Seed 1 in exchange for $300,000.

Convertible Promissory Notes. During 2016, we issued convertible promissory notes. The convertible notes accrued interest at the rate of 12%, with a default rate of 15% and were due three years from the date of issuance. We raised $500,000 from the sale of our convertible promissory notes. In 2017, the principal amount of the convertible promissory notes and all accrued interest, in the aggregate amount of $536,434 were converted into 943,908 shares of Series Seed 1.

Short Term Advances. During 2016 we received $3,000 in short term advances from related parties.

Revenue. We earn revenue from transaction fees when a car is rented on our website. We also earn revenue from other sources such as referral fees, motor vehicle record fees (application fees), claim fees, and insurance fees. During 2016, we earned $515,437 in revenue and during the nine-months ended September 30, 2017 we earned $1,964,854 in revenue.

Our costs include employee salaries and benefits, compensation paid to consultants, sales and marketing costs including advertising, general and administrative expenses including facility costs, supplies, legal, accounting and professional service expenses, costs associated with development activities and other costs associated with an early stage company. We anticipate increasing the number of employees required to support our activities in the areas of research and development, sales and marketing, and general and administrative functions. Until we are able to phase out off-shore development and hire developers in-house we expect to incur consulting expenses related to technology upkeep, maintenance and UI/UX improvements commensurate with our current levels and we expect to incur increasing expenses to protect our intellectual property.

The amount that we spend for any specific purpose may vary significantly, and could depend on a number of factors including, but not limited to, the pace of progress of our commercialization and development efforts, actual needs with respect to development and research, market conditions, and changes in or revisions to our marketing strategies or to the car-sharing industry.

During December 31, 2016 and 2015, we spent $117,059 and $2,724, respectively, on research and development. Research, development, and commercial acceptance of new business models are, by their nature, unpredictable. Although we will undertake development and commercialization efforts with reasonable diligence, there can be no assurance that the net proceeds from this offering will be sufficient to enable us to develop our sales team and our technology to the extent needed to sustain operations. If the net proceeds from this offering are insufficient for these purposes, we will consider other options to continue our path to commercialization, including, but not limited to, additional financing through follow-on equity or debt offerings.

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We cannot assure that our business model will be widely accepted, that we will ever earn revenues sufficient to support our operations, or that we will ever be profitable. Furthermore, we have no committed source of financing and we cannot assure that we will be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to scale back our development plans by reducing expenditures for employees, consultants, business development and marketing efforts or to otherwise severely curtail, or even to cease, our operations.

Going Concern

We intend to rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, which may never occur. We have incurred operating losses since inception. These matters raise substantial doubt about our ability to continue as a going concern. Throughout the next 12 months, we expect to fund our operations from additional debt and/or equity offerings, and increased revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that we will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the years ended December 31, 2016 and 2015 with respect to this uncertainty.

Components of Our Results of Operations

The following describes the various components that make up our results of operations, discussed below.

Revenue is earned from matching Owners of idle cars that meet the strict requirements imposed by ride-sharing services such as Uber and Lyft with Drivers. We recognize revenue primarily from a transaction fee charged when a car is rented on our platform when (a) persuasive evidence that an agreement exists which occurs when the rental contract is signed electronically between the two parties involved; (b) the products have been delivered which occurs when the car owner has accepted the booking; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured which occurs simultaneously when the booking is accepted and the credit card on file is charged. The company defers revenue where the earnings process is not yet complete.

Cost of revenues primarily include direct fees paid for driver insurance, merchant processing fees, and motor vehicle record fees incurred for paid driver applications.

Selling, general and administrative costs include all corporate and administrative functions that support our business. These costs also include stock-based compensation expense, consulting costs, and other costs that cannot be included in cost of revenues.

Research and development costs are related to activities such as user experience and user interphase development, database development and maintenance and any technology related expense that improves and maintains the functionality of our existing platform.

Other income/expense includes non-operating income and expenses including interest expense.

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Results of Operations

September 30, 2017 compared to September 30, 2016

Revenues and Gross Profit. Gross profit of $225,652, or approximately 11%, was realized on revenues totaling $1,964,854 for the nine months ended September 30, 2017 as compared to gross profit of $84,491, or approximately 32%, realized on revenues totaling $261,881 for the nine months ended September 30, 2016. The increase in revenues of $1,702,973, or approximately 650%, was due to the growth of our business, which resulted from the expansion of selling, general and administrative expenses and technology development. The decrease in our gross profit was a direct result of increased direct insurance costs starting in March 2017, which are incurred on every daily active rental.

Operating Expenses. Operating expenses, consisting of research and development, sales and marketing and general and administrative expenses, increased by approximately $2,558,789, or approximately 690%, to $2,929,674 for the nine months ended September 30, 2017, as compared to operating expenses of $370,885 for the nine months ended September 30, 2016. Our general and administrative expenses increased by $962,140 representing an increase in office space, salaries, contractors, operations and support functions. Our sales and marketing expenses increased by $1,209,958 which is attributable to an increase in on-line advertising, increased sales contractors and compensation. Remaining difference is attributable to research and development and specifically increased contractors and outside services expense related to maintenance of the technology platform.

Loss from Operations. Our loss from operations for the nine months ended September 30, 2017 was $2,704,022 as compared to a loss from operations of $286,394 for the nine months ended September 30, 2016. While revenues have increased significantly period-over-period, the operations required to generate such revenues have also increased as noted above.

Other (Income) Expense. For the nine months ended September 30, 2017, interest expense totaled $175,615 as compared to interest expense of $14,532 for the nine months ended September 30, 2016. We also had other expense of $728 during the nine months ended September 30, 2017. The increase in interest expense was due to the beneficial conversion feature recorded once the convertible debt converted during the nine months ended September 30, 2017.

Net Loss. Primarily as a result of the increased operating expenses, together with the interest expense incurred during 2017, net of revenues, our net loss for nine months ended September 30, 2017 was $2,881,165 as compared to a net loss for the nine months ended September 30, 2016 of $296,580.

December 31, 2016 compared to December 31, 2015

Revenues and Gross Profit. Gross profit of $146,770, or approximately 28%, was realized on revenues totaling $515,437 for the year ended December 31, 2016 as compared to gross profit of $18,481, or approximately 63%, realized on revenues totaling $29,292 for the year ended December 31, 2015. The increase in revenues of $486,145, or approximately 1,660%, was due to the growth of our business, which resulted from the expansion of our sales team.

Operating Expenses. Operating expenses, consisting of settlement, research and development, sales and marketing and general and administrative expenses, increased by approximately $858,478, or approximately 677%, to $985,330 for the year ended December 31, 2016, as compared to operating expenses of $126,852 for the year ended December 31, 2015. The increase in operating expenses related to the expansion of our sales team which, in turn, resulted in an increase in sales and in our operating expenses. Our general and administrative expenses increased by $423,927 representing an increase in office space, salaries, contractors, operations and support functions. Our sales and marketing expenses increased by $430,216 which is attributable to an increase in on-line advertising, increased sales contractors and compensation. Remaining difference is attributable to research and development and specifically increased contractors and outside services expense related to maintenance of the technology platform.

Loss from Operations. Our loss from operations for the year ended December 31, 2016 was $838,560 as compared to a loss from operations of $108,371 for the year ended December 31, 2015. The increase loss during 2016 is a direct result of the increased operating costs noted above.

Other (Income) Expense. For the year ended December 31, 2016, interest expense totaled $31,153 as compared to interest expense of $81 for the year ended December 31, 2015. This was a result of debt taken on during 2016 that was not present in 2015. Other income and expense during the years ended December 31, 2016 and 2015 were minor.

Net Loss. Primarily as a result of the increased operating expenses noted above, together with the interest expense incurred during 2016, our net loss for the year ended December 31, 2016 was $866,676 as compared to a net loss for the year ended December 31, 2015 of $109,252.

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Liquidity and Capital Resources

At December 31, 2016 our cash balance totaled $516,163 compared to $10,250 at December 31, 2015 and at December 31, 2016 our current assets were in excess of current liabilities resulting in working capital of $227,298 compared to a working capital deficit of $16,588 at December 31, 2015. This increase resulted primarily from $1.2 million of proceeds we received from the sale of shares of our Series Seed 1 and convertible promissory notes offset by negative cash flows from operations of $662,262.

At September 30, 2017 our cash balance totaled $267,900 compared to $516,163 at December 31, 2016 and at September 30, 2017 our current liabilities were in excess of current assets resulting in negative working capital of $679,636 compared to a working capital balance of $227,298 at December 31, 2016. This decrease resulted primarily from increased operational expenses and negative cash flows from operations.

We do not have any contractual obligations for ongoing capital expenditures at this time.

Operating activities for the nine months ended September 30, 2017 resulted in cash outflows of $2,020,063 which were due primarily to the loss for the period of $2,881,165, net of non-cash expenses totaling $414,583 and changes in operating accounts of $446,519.

Operating activities for the year ended December 31, 2016 resulted in cash outflows of $662,262 which were due primarily to the loss for the period of $866,676, net of non-cash expenses totaling $11,720 and changes in operating accounts of $192,694. Inclusive of the operating account are payments of $12,222 to former founders as part of a settlement reached in April 2016. See the section of this prospectus titled “Certain Relationships and Related Party Transactions” for additional information regarding the settlement. Operating activities for the year ended December 31, 2015 resulted in cash provided by operating activities of $8,900, which was due primarily to renting vehicles on our platform when the Company had minimal operating expenses.

Investing activities for the nine months ended September 30, 2017 resulted in cash outflows of $99,679 consisting of $500 in related party advances and $99,179 which is primarily related to deposits.

Investing activities for the year ended December 31, 2016 resulted in cash outflows of $34,825 consisting of $14,500 in related party advances and $20,325 primarily for deposits for the Company’s office. We had no investing activities for the year ended December 31, 2015.

Net cash provided by financing activities for the nine-months ended September 30, 2017 totaled $1,871,479 and included $50,000 in proceeds from a note payable, $300,000 in proceeds from notes payable from related parties, $300,000 in proceeds from the sale of shares of our Series Seed 1, and $1,441,628 in proceeds from the sale of shares of our common stock, net of $220,149 in offering costs related to the sale of common stock.

Net cash provided by financing activities for the year ended December 31, 2016 totaled $1,203,000 and included $3,000 from advances from related parties, $500,000 in proceeds from the sale of our convertible promissory notes and $700,000 in proceeds from the sale of shares of our Series Seed 1. For the year ended December 31, 2015, net cash provided by financing activities consisted of an advance from a related party in the amount of $1,350.

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Critical Accounting Policies, Judgments and Estimates

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Stock Based Compensation

The company accounts for stock options issued to employees under ASC 718 “Share-Based Payment”. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The company measures compensation expense for its non-employee stock-based compensation under ASC 505 “Equity”. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Revenue Recognition

The company recognizes revenue primarily from a transaction fee when a car is rented on the company’s platform when (a) persuasive evidence that an agreement exists which occurs when the rental contract is signed electronically between the two parties involved; (b) the services have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured which occurs simultaneously when the booking is accepted and the credit card on file is charged. The company defers revenue where the earnings process is not yet complete.

The company also recognizes revenue from other sources such as referral fees, motor vehicle record fees (application fees), and insurance fees.

Principal Agent Considerations

In accordance with the Accounting Standards Codification (ASC) 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate our service offerings in order to determine whether or not we are acting as the principal or as an agent, which we consider in determining if revenue should be reported gross or net. Our primary revenue source is a transaction fee made from a confirmed booking of a vehicle on our platform. Key indicators that we evaluate in order to reach this determination include:

●	the terms and conditions of our contracts;

●	whether we are paid a fixed percentage of the arrangement's consideration or a fixed fee for each transaction;

●	the party which sets the pricing with the end-user, has the credit risk and provides customer support; and

●	the party responsible for delivery/fulfillment of the product or service to the end consumer.

We have determined that we act as the agent in the transaction for vehicle bookings, as we are not the primarily obligor of the arrangement and receive a fixed percentage of the transaction. Therefore, revenue is recognized on a net basis.

For other fees such as insurance fees and motor vehicle records (application fees) we have determined that revenue should be recorded on a gross basis. In such arrangements, the company sets pricing, has risk of economic loss, has certain credit risk, provides support services related to these transactions, and has decision making ability about service providers used.

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Income Taxes

The company applies ASC 740 “Income Taxes” (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2015, the company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with ASC 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. No costs have been capitalized to date.

Impairment of Long-Lived assets

The long-lived assets held and used by us are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2016 and 2015. There can be no assurance, however, that market conditions will not change or demand for our products and services will continue, which could result in impairment of long-lived assets in the future.

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OUR BUSINESS

Hyrecar Inc was formed as a corporation in the State of Delaware on November 21, 2014. Our founders identified the need for a car-sharing platform for individuals who wanted to drive for ride-sharing companies such as Uber Technologies, Inc. (“Uber”) and Lyft Inc. (“Lyft”), but whose automobiles could not meet the standards imposed by the ride-sharing companies. For example, Uber maintains strict guidelines regarding the types of cars a driver can use. Although guidelines relating to cars can differ by state, in general the use of two door coupes, motorcycles and cars that are 12 years or older are excluded. Our founders, before deciding to purchase qualifying sedans that met Uber’s strict guidelines, first inquired as to whether there were any rental options available from Uber that would allow them to drive for the ride-sharing platform. To their surprise, there were no rental options available, other than a shadow industry of individuals renting cars to one another.

Hyrecar is a unique peer-to-peer car-sharing marketplace that allows car owners (collectively, “Owners”) to rent their idle cars to ride-sharing service drivers (collectively, “Drivers”). By conveniently sourcing vehicles from individual Owners, part-time Drivers may easily enter and exit the market. Accordingly, the company’s business model provides us with the opportunity to satisfy fluctuating transportation demand in cities around the United States by matching Owners and Drivers.

Our business is based on a proprietary car-sharing marketplace developed to (i) enroll Owners and Drivers, (ii) facilitate the matching of Owners and Drivers and (iii) log rental activity for Owners and Drivers. All transactions related to the rental (including, but not limited to, background checks, rentals, deposits and insurance costs) are run securely through the Hyrecar platform. Drivers and Owners access their rental or car dashboards through a unique login. Drivers can easily initiate, terminate or extend a rental through the platform while Owners can manage their car or fleet of cars through the platform.

We believe we have a competitive advantage with our automobile liability and physical damage insurance policy that covers both Owners and Drivers. The policy is specifically designed to cover the period of time in which a Driver is operating an Owner’s vehicle while not actively operating a vehicle on a ride-sharing platform, such as Uber or Lyft. During the periods when Drivers are actively operating on a ride-sharing platform, the insurance subordinates to the state mandated insurance provided by the ride-sharing business. To our knowledge, we are the only provider of this car-matching service which is made possible by this unique insurance product.

In 2015, our first full year of operations, we earned net revenues of $29,292 on gross billings of $48,814 and in 2016, our second full year of operations, we earned net revenues of $515,437 on gross billings of $1,472,888. In the nine-month period ended September 30, 2017 our gross billings were $5,411,830, representing an increase of 367% from our gross billings for the entire 2016 year.

To date, the majority of our sales growth has been through organic search traffic. During the years ended December 31, 2016 and 2015, we spent approximately $123,479 and $0, respectively, on marketing, which represented approximately 13% and 0% of our operating expenses, respectively. Going forward however, we intend to significantly increase our spending on marketing because we believe that on-line channels and off-line brand awareness advertising will provide substantial opportunities for growth.

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Industry and Market Opportunities

Our company was founded to capitalize on a combination of two growth markets: ride-sharing (an industry led by Uber and Lyft) and car-sharing (an industry led by companies such as Car2go N.A., LLC (“Car2go”), ZipCar, Inc. (“ZipCar”) and Turo, Inc. (“Turo”). Our customers are the Drivers that use our car-sharing platform to rent a car and then use that car to make money driving for either Uber or Lyft. Finding enough cars and drivers to meet demand has been a problem for ride-sharing companies. In an online post dated November 24, 2013, TechCrunch.com stated:

In some more established markets, Uber is struggling to keep enough cars on the road to meet the demand — and that’s a problem. It means cars either aren’t available, or if they are, there are longer wait times, and lower overall satisfaction with the service. Uber has tried to deal with this in the past by instituting surge pricing — which both curbs demand and ensures that drivers are more likely to continue driving at peak times.

But ultimately, the company knows that the only way to deal with that demand is to sign up more drivers. And one way to do that is by ensuring that they’ll have a car to drive if they’ve been approved for the Uber platform. https://techcrunch.com/2013/11/24/uber-driver-car-financing/

We believe that we are the only peer-to-peer car-sharing platform focused on the ride-sharing industry in the United States. We have sourced over 5,500 new Drivers, matching them with Owner vehicles that have been used on the Uber and Lyft platforms over the past several years. During the years ended December 31, 2017 and 2016, we sourced 4,400 and 1,060 new Drivers, respectively, into cars so that they could drive for Uber and Lyft. In 2017, we sourced 4,400 new Drivers so that they could drive for Uber and Lyft. These numbers represent an equivalent 415% growth rate in new drivers onto the HyreCar platform year over year.

Ride-sharing Industry (Uber and Lyft)

The growth in ride-sharing over the past few years has kicked off a transportation revolution. Smart phones are now used as ride hailing apps, transactions are processed seamlessly through online platforms and transportation as a service is becoming more and more personalized. The industry has experienced tremendous traction. According to a July 2016 post on TechCrunch, it took Uber six years, to December 2015, to complete a billion rides and just six months later, Uber announced that it had completed its two-billionth ride.5

TNCs like Uber and Lyft have reported high demand from Drivers but many of these would be Drivers do not own a car that qualifies for their platforms. Uber has estimated that approximately 30% of their potential drivers/partners do not own a qualifying car. Further, Lyft estimates that there are approximately 60,000 people in the city of Chicago alone that want to drive for their platform, but do not currently own a qualifying car, and General Motors also estimates that there are approximately 150,000 potential drivers in the DC Metro and Baltimore, Maryland areas who do not own a qualifying car.6

Accordingly, TNCs are actively taking steps to satisfy their driver demand by setting up programs designed to get eligible drivers into qualified cars, including such programs as the Enterprise/Uber partnership, the Lyft/Hertz partnership, and the General Motor’s Maven program. These programs serve as a validation that there is a healthy market to pair eligible drivers with qualified cars.

Car-sharing Industry (Car2go, ZipCar, Turo)

A study on the scope of the sharing economy published by UBS Global Research – Q Series titled “What is the Scope of the Sharing Economy” on July 20, 2016 estimates a car sits parked 95% of its useful life. With approximately 250 million cars on the road, that means that approximately 5.8 billion hours of unused vehicle time accumulates across the United States each and every day. In January 2016, The Economist reported that the trend to utilize cars during such idle periods is growing and even traditional car clubs are exploring the car-sharing market, where members of such clubs are allowed to book car usage by mobile app for periods as short as 15 minutes.7 Furthermore, such car-sharing usage is currently experiencing growth of over 30% a year, with a projected revenue collection of more than $16.5 billion by 2024. UBS Global Research further estimates that the Shared Transportation segment, which they define as digitally enabled non-private transport, will recognize approximately $350 billion market opportunity by 2020, representing a 5-year compound annual growth rate of approximately 54%. We believe will be able to capitalize on this opportunity as existing demand from traditional taxi and public transportation options is transferred to shared transportation. Further, growth is expected from this opportunity as the accelerating trend of the mass ease-of-use and availability of shared transportation permanently shifts driving habits away from personal vehicle ownership. Evidence of this decline, while not yet a national trend, can be seen in large cities as vehicle ownership is beginning to decline.8 Longer term, we envision a potential impact on the auto industry as a whole from a subset of people permanently changing their driving habits and selling their cars entirely in favor of using shared transportation (UBS estimates that approximately 40 million cars will be replaced by 2020.

5	See https://techcrunch.com/2016/07/18/uber-has-completed-2-billion-rides/
6	See http://media.gm.com/media/us/en/gm/home.detail.html/content/Pages/news/us/en/2016/mar/0315-lyft.html and https://www.bizjournals.com/baltimore/news/2016/06/24/lyft-and-gms-car-rental-program-expands-to.html
7	See https://www.economist.com/news/business/21685459-carmakers-increasingly-fret-their-industry-brink-huge-disruption

8	See http://www.seattletimes.com/seattle-news/data/seattle-has-reversed-a-decades-long-trend-of-car-ownership-and millennials-are-the-reason/

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Another recent analysis by Morgan Stanley indicates that the estimated amount of global car miles traveled through shared vehicle usage by 2030 will hit 19.6 billion, or approximately 55% of all miles traveled (up from only 250 million miles travelled in 2016).9 Given the excess capacity of vehicle hours, higher vehicle utilization rates, and lower vehicle ownership rates, we expect a consumer shift towards the acceptance of car-sharing as a part of everyday urban life.

Competition

The key differentiator between Hyrecar and our competitors is that we crowd-source vehicles -- we do not own or manage vehicles. This allows our prices to be competitive with other vehicle solutions because we do not have the monthly vehicle overhead or infrastructure costs that our competitors may have. Other advantages include the following:

1.	Pay-As-You-Go: Drivers using our platform are not locked into lengthy lease agreements, monthly contracts or subscription fees. Our payment model is upfront and transparent. While our competitors engage in auto-debiting payment for the rented vehicle from the Drivers’ accounts, regardless of their current account balance, under our platform Drivers pay for the term of rental up-front, extend if they are financially able, and return the rented vehicle whenever they need with no “strings” attached. We are the only company providing this type of fluid and frictionless car transaction for Uber and Lyft drivers.

2.	Convenience: In some cases, drivers are renting a car from their neighbors. They walk down the street, take the keys and go. With Enterprise, Hertz, or Avis, only one or two retail outlets participate in the Uber and Lyft programs. For example, in Los Angeles, the only Enterprise locations are in Long Beach or Santa Monica (which can mean a 1.5 hour one-way trip on public transportation if a driver wants a car and is anywhere east of downtown Los Angeles).

Among vehicle solutions for ride-sharing rentals, there are Hertz, Maven (General Motors’ project) and Hyrecar. These car rental companies are similar in one way: they operate in the U.S. and provide cars drivers to rent and drive on the Uber or Lyft platform. However, their terms of service, specifications, prices and business models vary. A comparative analysis of fees, areas of operation, rental periods and age requirements follows:

Initial Fees

Every rental company charges an initial non-refundable fee for the first week’s rental before drivers get into vehicles. Typically, these fees are in the form of a background or credit check.

Company	Initial Fee

Hyrecar	$30
Hertz	$40
Maven	$250

[9]	See https://www.morganstanley.com/ideas/car-of-future-is-autonomous-electric-shared-mobility

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Refundable Deposit Fees

A driver pays a deposit when he or she makes a reservation. The deposit is refundable.

Company	Refundable Deposit Fee

Hyrecar	$200
Hertz	$250
Maven	$0

Weekly Vehicle Rental Fee

Every driver who rents a car for five days or longer will pay a weekly vehicle rental fee. Prices shown in the table below are contingent on the car model.

Company	Weekly Rental Fee

Hyrecar	As low as $100 (Fee dependent on owner and market)
Hertz	$180 plus additional taxes and fees (Fee dependent on car model)
Maven	$150 - $250 (Fee dependent on car model)

Eligibility Comparison

With Hyrecar a driver can drive for any on-demand service, such as Caviar, Postmates, DoorDash, etc. Hyrecar Drivers are not limited to driving for Uber and Lyft.

Company	Platform Eligibility

Hyrecar	Uber, Lyft, Caviar, Postmates, DoorDash, etc.
Hertz	Lyft, Uber
Maven	Uber, Lyft, Caviar, Postmates, DoorDash, etc.

Areas of Operation

A key differentiator between Hyrecar and other car-sharing programs is that HyreCar can operate in every city of a state. The other programs are limited by location, city and available supply.

Company	Location Eligibility

Hyrecar	AL, AZ, CA, CO, CT, DC, FL, GA, IL, IN, KS, KY, LA, MA, MD, MI, MS, MO, NY, NV, NJ, NC, OH, OR, PA, SC, TN, TX, UT, VA, WA, WI
Hertz	Atlanta, Baltimore, Boston, Chicago, Dallas, Denver, Detroit, Las Vegas, Los Angeles, Nashville, Orange County, Phoenix, Portland, Sacramento, San Diego, San Francisco, San Jose, and Washington.
Maven

Lyft: Atlanta, Baltimore, Boston, Chicago, Dallas, Denver, Detroit, Las Vegas, Los Angeles, Nashville, Orange County, Phoenix, Portland, Sacramento, San Diego, San Francisco, San Jose, and Washington.

Uber: Present only in San Francisco.

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Minimum Rental Periods

Company	Minimum Time Period

Hyrecar	2 days
Hertz	1 week
Maven	1 week

Driver Minimum Age Requirement

Company	Minimum Age of Driver

Hyrecar	21 yrs.
Hertz	25 yrs.
Maven	25 yrs.

Our Relationship with Lyft

On May 17, 2017, we announced an arrangement with Lyft that allows us to activate our Drivers through Lyft’s sign-up portal. This sign-up process allows drivers to begin providing services on Lyft’s platform within one business day. The majority of cars on our platform come pre-certified for ride-sharing under Lyft's vehicle requirements, enabling new and existing drivers to find a car and get on the road. We are also in talks with other ride-sharing companies to establish similar partnerships.

Our Strengths

Using our platform, vehicle Owners can post their cars to our marketplace and Drivers can browse car inventory prior to rental. Once a Driver finds a car, he or she creates a profile, enters his or her personal information and credentials (including, address, city, state, copy of applicable state issued driver’s license, Uber or Lyft credentials, and SSN) and submits a credit card for payment. We then perform a criminal background check, DMV driving record check, Homeland Security Watch-list and Sex Offender database check. Hyrecar’s screening criteria is stricter than Uber and Lyft’s background check. We are focused on maintaining a safe user experience and ensuring that all transactions between Owners and Drivers are processed through a secure web platform.

Why Drivers Use Our Service

●	Attractive Market: Drivers’ ability to earn income by driving for a ride-sharing business.

●	Pay-As-You-Go: Drivers are not locked into long-term lease agreements, long-term monthly payments or subscription fees.

●	Convenience: Drivers can pick up the car from someone close by. Time from registration to getting behind the wheel currently averages under 48 hours.

●	Transparency and Trust: There are no hidden fees and only Owners that have been properly screened are permitted to use the platform.

●	Customer Experience: Application of game-design elements (i.e. gamification) of the platform keeps Drivers engaged.

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Why Owners Use Our Service

As noted above, data from a national study of driving behavior indicates that private vehicles are in use less than approximately 5% during any given day, or about one hour per day.10 Given the excess capacity of vehicle hours, higher vehicle utilization rates, and lower vehicle ownership rates, we expect a consumer shift towards acceptance of car-sharing. Some of the highlights of this study are:

●	Passive Income: We often match Owners with long term Drivers, which provides the Owners with a steady source of passive income resulting from our seamless re-booking process.

●	Insurance: Liability policy fills the gaps left by personal and ride-sharing policies.

●	Review of Drivers: Drivers must pass our extensive background checks and most Drivers have also passed the Uber and Lyft background checks.

Insurance Coverage

A key component to our business is our commercial auto. The two sided nature of our platform means that we need to insure both the Driver and the Owner. Drivers currently pay $10 per day (January 2018 this rate increased to $13 per day, for business discussion purposes in this offering we reference $10 per day) to become designated as a supplemental insured party under our insurance policy. Prior to any rental the Driver and Owner are provided an insurance ID card that lists the driver’s name and the vehicle identification number. Insurance is typically generated 24hrs in advance of the commencement of the rental through to when the Owner confirms drop-off of the rented vehicle by the Driver. The vehicle pick-up and drop-off is all managed through our platform. An owner takes pictures of his or her vehicle prior to pressing the “Confirm Pick-up” button on the Hyrecar mobile app. (If pictures are not taken and the button is not pressed, it provides grounds for a claim denial; subsequent liability and/or physical damage rests solely on the Driver and Owner.) After the rental is completed, the Owner presses the “Confirm Drop-off” button on the Hyrecar mobile app and the rental ends.

American Business Insurance Services (“ABI”) is our managing general underwriter (“MGU”). ABI handles all of our back-end insurance generation and processing through a seamless ABI connection with the Hyrecar databases. ABI is the number one MGU in the United States for Taxi and Livery business. David Haley is the president of ABI and sits on our strategic advisory board.

Hamilton Insurance Services is the underwriter of the policy. Hamilton has experience underwriting car-sharing insurance businesses and is an AM Best, A Rated insurance carrier.11 The current insurance limits are $300,000 per liability claim and $25,000 per vehicle/incident for physical damage with a $2,500 deductible due from the Driver. Together with York Claims Adjusters, they manage our insurance claims for any liability or physical damage above the $2,500 deductible. We currently operate in 31 states and the District of Columbia (see chart above) and we believe we can easily move into all 50 states as we gain traction and brand awareness.

[10]	See http://fortune.com/2016/03/13/cars-parked-95-percent-of-time/

[11]	See http://www3.ambest.com/ratings/profile.asp?ambnum=91712&RatingCode=202991712

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For insurance purposes a vehicle rental is broken into 4 distinct driving periods. Period 0 is when the Driver has picked a vehicle up from the Owner and is driving with the Uber or Lyft app turned-off. Period 1 is when the Driver has the Uber or Lyft app turned-on, but has not yet accepted a fare. Period 2 is when the Driver has accepted a fare and is on the way to pick-up a passenger. Period 3 is when a passenger is in the vehicle. The Hyrecar policy is specifically written to cover periods in which the Drivers are operating Hyrecar vehicles OFF the Uber or Lyft platform (period 0). During the periods when Drivers are operating ON the Uber or Lyft platform (periods 1, 2 and 3), the Hyrecar insurance subordinates to state mandated insurance provided by Uber and Lyft. This enables us to keep insurance costs and liability low by leveraging state mandated insurance policies provided by the TNCs. See diagram of periods below:

Business Structure and Strategy

We operate out of our corporate office in Los Angeles, California. Our technology platform allows for a relatively small staff compared to the size and reach of our business. For example, we operate in 31 states plus the District of Columbia with no physical presence in those states, with the exception of California. Our expansion into new states is currently only limited by specific insurance considerations. Our lean operational model has allowed us to grow our gross billings over 1,483% since April 2016 through September 2017. Our business structure is divided into three distinct departments: sales and marketing, technology development and support and operations.

Sales and marketing are vital to our future profitability and growth. Most of our customers need to be sold into a car because they are initially reluctant to pay upfront fees. Early interactions with our customers indicated that if customers were walked through the process once by a member of our sales and marketing team, the customers were more inclined to use and continue to use our services for a longer period of time. Accordingly, we implemented a one-man sales team in May 2016 and our gross billings rose 48% that month from the prior month. Since then, building a strong sales team has become a priority.

We have expanded the sales team, which is now divided into a Driver team and an Owner team. The Driver team has a total of 15 sales contractors, which are split into three sub-teams. Driver team members make approximately 30 calls a day to new customer leads with a mandate to facilitate drivers into cars via the Hyrecar platform. The Owner team has a total of 6 sales contractors split evenly into the following three regions: west coast states, central states and east coast states. The Owner sales team’s primary objective is to get Owners to list their cars on the Hyrecar platform.

The sales team headcount has reached critical mass and we expect to maintain current headcount through 2018 to hit a forecast growth rate of 14% month over month. Capping headcount is a key assumption that we believe with drives profitability. The ability to grow topline revenue while capping sales expense is achieved through a combination of marketing and technology. Organic bookings, defined as a rental without sales agent contact, have jumped from 7.5% of revenue in 2016 to an estimated 14.5% in 2017. Attribution of organic bookings is directly related to the quality of marketing leads generated and user experience / user interphase enhancements (UI/UX) per technology development. The company’s expectation is that both aspects contribute to low operating expense growth in relation to revenue, which in-turn, the company believes, will lead to higher gross profit in 2018.

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Technology contractors are the second largest planned use of proceeds from this offering. We currently operate with three overseas development teams (two in Vietnam and one in India) and two teams in the United states, including multiple full-time developers based out of our home office in Los Angeles. These teams are tasked with maintaining the current site, addressing bugs in the current code base and small improvements to the Owner and Driver UI/UX.

Support and operations underpin the company. Insurance claims management, Owner payment resolutions, Driver payment resolutions, collections, chat support, email support, phone support, late rentals, car recovery, Driver verifications, insurance generation and insurance verification all work together to create what we believe is a “best in class” customer service experience. Currently, we have 13 in-house support staff and three team members in India. Our plan is to build a domestic support team that is client-facing and use the team in India for special projects and administrative tasks. We believe that customer service is critical to our goal of bringing new Drivers/Owners onto the platform and retaining those customers who have already utilized our services.

Revenue Model

We generate revenue by taking a fee out of each rental processed on our platform. Each rental transaction represents a Driver renting a car from an Owner. Drivers pay a weekly rental rate, plus direct insurance costs and a 10% Hyrecar fee. Owners receive their weekly rental rate minus a 15% Hyrecar fee. For example, the average weekly rental rate of a Hyrecar vehicle is $200 (“Weekly Rental”), plus direct insurance costs of $10 per day (or $70 for one week), plus a 10% Hyrecar fee ($20), totaling $290 in total gross billings. $170 or 85% of the weekly rental is received by the Owner. Hyrecar earns net revenues from the transaction fee of $50 and gross fees from the insurance of $70. Accordingly the revenue recognized by Hyrecar is $120 in this transaction. (as detailed in the table below).

Weekly Rental	$200.00
Direct Insurance	$70.00
Hyrecar Driver Fee	$20.00	(10% of weekly rental)
Hyrecar Gross Bookings	$290.00
Owner Payment	$170.00	(85% of weekly rental)
Hyrecar Net Revenue	$120.00

Marketing Plan

In November 2016, our marketing team completed an in-depth study of keyword searches using Google Analytics. Thirty keywords and phrases were chosen and analyzed, allowing the team to determine in which cities the persons searching for the keywords and phrases were located. For example, 400,000 people in Los Angeles googled key words like, “rent a car for Uber”, “Uber”, and “Uber Leasing.” Overlaying our customer demographics with the Google search results created a Driver/Owner affinity population of over 25 million potential customers, with the bulk of the 25 million concentrated in 16 core geographic locations. Core geographies represent the top 16 metropolitan statistical areas, or MSAs, in the country based off population count. The 31 states we operate in encompass all 16 MSAs with additional secondary and tertiary cities contributing as well.

Insurance Opportunity

A large percentage of our cost of revenues is direct insurance expense, which we pay to the insurance company. The premiums are broken into two categories, liability insurance and physical damage. The total daily premium per transaction is $13, of which a percentage is allocated towards liability claims, and the remaining is applied towards physical damage and Managing General Agent (MGA) costs. The unique nature of our insurance enables us to keep insurance costs and liability low by leveraging state mandated insurance policies provided by the TNCs. Our insurance premiums have exceeded liability and physical damage claims throughout 2017 and we intend to examine self-insurance options in 2018.

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Current estimates are that in excess of 35% of all commercial property and casualty premiums are in some form of alternative risk structure. The company has explored many forms of alternative risk structures including self-insurance through captive insurance programs and policies. Specifically, cell captives are entities consisting of a core and an indefinite number of cell entities which are kept legally separate from each other. A captive or protected cell is an ideal mechanism to deal with a large number of self-insured retention(s). The benefits of having a cell captive include:

●	generating a financial return through participating in the risk;

●	increased control over potential insurance coverage and costs;

●	illustrating to a carrier the willingness to share in the risk, and

●	creating more stability in the insurance program.

Pending a Q2 2018 feasibility study into the benefits of cell captives, the company believes it will be able to cut direct insurance costs by approximately 40% from 2017 premium levels. As of September 30, 2017, current direct insurance costs averaged $220,000 a month. A potential 40% reduction in annualized premiums is a significant cost savings that increases the company’s gross profit margin and we believe will contribute to company profitability in 2018. The company estimates some form of insurance cost savings will be in-place by the end of Q2 2018.

In addition to self-insurance, the company is also working with our MGA to develop new and innovative insurance products. The company has proposed a new type of owner “lay-up” insurance for vehicle owners on the HyreCar platform. Lay-up insurance replaces the need for an owner’s personal auto insurance policy and would represent significant cost savings when compared to other insurance options available in the market today. Offering this type of insurance product benefits the company in multiple verticals, including reduced insurance claim expense, greater customer retention and stickiness to the Hyrecar platform. Our MGA has begun piloting lay-up insurance to vehicle owners.

Regulation

The California Public Utilities Commission (“CPUC”) was the first state regulatory body to impose rules and guidelines for ride-sharing in the United States. The CPUC designated Uber and Lyft transportation network companies or TNCs. The CPUC guidelines became the standard for all states across the U.S. Most states have adopted some form of the guidelines. California is one of the strictest states when it comes to regulating the TNCs. Our insurance works within the California guidelines which makes it easily adoptable by future state mandates outside of California.

Changes in government regulation of our business have the potential to materially alter our business practices or our operational results. Depending on the jurisdiction, those changes may come about through the issuance of new laws and regulations or changes in the interpretation of existing laws and regulations by a court, regulatory body or governmental official. Sometimes those changes may have not just prospective but also retroactive effect; this is particularly true when a change is made through reinterpretation of laws or regulations that have been in effect for some time. Moreover, changes in regulation that may seem neutral on their face may have either more or less impact on us than on ride-sharing businesses, depending on the circumstances. Potential changes in law or regulation that may affect us relate to insurance intermediaries, customer privacy, data security and rate regulation.

In addition, our operations also could be affected by any limitation in the fuel supply or by any imposition of mandatory allocation or rationing regulations. We are not aware of any current proposal to impose such a regime in the U.S. or internationally. Such a regime could, however, be quickly imposed if there was a serious disruption in the fuel supply for any reason, including an act of war, terrorist incident or other problem, such as the devastation caused by hurricane Harvey, affecting the petroleum supply, refining, distribution or pricing.

Description of Property

Our corporate offices are located at 355 South Grand Avenue, Suite 1650, Los Angeles, California 90071. We rent this space on a month-to-month basis from WeWork. The monthly cost to rent the space is $13,330.

Legal Proceedings

In September 2015, a claim was made by certain former founders (the “Claimants”) against the company for violations of the founders’ agreement. The Claimants and the company entered into a confidential settlement agreement and general mutual release on April 25, 2016. The arbitration settlement provided that the Claimants would continue to own 350,000 shares of common stock and return the remaining shares to the company. Furthermore, the Claimants agreed that the shares, while not in a separate class, would not have voting rights until they are sold to a non-affiliated third party. The Claimants will be diluted upon capital raising, stock option offerings and vesting, however any dilution will remain consistent and proportional to the remaining founders’ dilution ratios and the Claimants will not be diluted more than the founders’ ratios in any capital raising transaction. The Claimants’ also are to receive a total of $110,000 paid out over eighteen (18) months starting November 1, 2016. As of September 30, 2017, $42,778 of the balance remained outstanding.

In September 2017, an owner of several vehicles on the company’s platform has filed a pending arbitration claim related to such vehicles for losses associated with an insurance deductible for a stolen vehicle, storage fees, damage/repair fees and purported loss of income related to the inability to rent certain damaged/stolen vehicles. The company is actively monitoring the claims and is in communication with the owner and the American Arbitration Association in an attempt to settle the disputes in an expeditious manner. The company believes that this action is without merit and is vigorously defending itself.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our current executive officers and directors:

Name	Age	Position
Anshu “Andy” Bansal	38	Chairman of the Board of Directors
Joseph Furnari	36	Chief Executive Officer, Chief Financial Officer, and Director
Abhishek Arora	35	Chief Technology Officer and Director
Michael Furnari	33	Director of Sales and Secretary
Kit Tran	41	Chief Marketing Officer
Elizabeth Reynolds	35	Chief Operating Officer
Grace Mellis	46	Director

Anshu “Andy” Bansal – Chairman of the Board of Directors

Anshu “Andy” Bansal is our co-founder and has served as Chairman of our board of directors since July 2014. Prior to co-founding HyreCar in July 2014, from April 2013, Mr. Bansal was a manager for Amazon Corporation. Prior to joining Amazon, Mr. Bansal held various positions in software companies such as Microsoft Corporation, Expedia, Inc. and H&R Block, Inc.  Mr. Bansal co-founded e-commerce website www.jaadudeals.com in India and has created “Talking Toons” iPhone app. In September 2009, Mr. Bansal founded Computer Engineering Corporation, an IT strategy consultancy. We believe Mr. Bansal should serve as a member of our board of directors due to the perspective and experience he brings as our co-founder and Chairman.

Joseph Furnari – Director, Chief Executive Officer and Chief Financial Officer

Joseph Furnari has served as our Chief Executive Officer since January 2017 and as our Chief Financial Officer since May 2016. From May 2014 to April 2016, Mr. Furnari served as Vice President of Portfolio Management at The Palisades Group, LLC , where he managed a $5.2 billion portfolio of single family residential whole loan pools. From October 2009 to April 2014, he served as Assistant Vice President of Securitized Products Valuation at Morgan Stanley, where he coordinated monthly independent valuations of securitized products. From April 2006 to October 2009, Mr. Furnari served as a Senior Analytics Analyst at JP Morgan Chase & Co. We believe Mr. Furnari should serve as a member of our board of directors due to his extensive experience in the financial services industry.

Abhishek Arora – Director and Chief Technology Officer

Abhishek Arora is our co-founder and has served as our Chief Technology Officer since July 2014. From October 2012 to September 2015, Mr. Arora was self-employed as a software consultant and founded Fillskills, an online marketplace to improve skills.  At Fillskills he developed proprietary self-learning algorithms to search, parse and analyze national job data.  In addition, he has taught a wide variety of programming classes on iOS, C# and databases. We believe Mr. Arora should serve as a member of our board of directors due to his extensive experience in the technology industry.

Michael Furnari –Director of Sales and Secretary

Michael Furnari has served as our Director of Sales since May 2016 and as our Chief Development Officer since October 2017. From August 2016 until January 2017 and again from April 2017 until January 10, 2018, Mr. Furnari served as member of our board of directors. From June 2013 to May 2016, Mr. Furnari served as Sales Manager at Hyatt Residence Group (HRG) Carmel Highlands, the highest volume property in the group’s portfolio. From December 2010 to June 2013, Mr. Furnari served as Facilities Manager at Target Corporation.

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Kit Tran – Chief Marketing Officer

Kit Tran has served as our Chief Marketing Officer since November 2016. Prior to joining HyreCar in 2016, from October 2013 to November 2016, Mr. Tran was Vice President of Marketing and Monetization for Clicksco Group, an ad tech company based out of Dubai. Before Clicksco Group, Mr. Tran worked for a privately held media organization Market E's, from January 2009 to December 2012. Between January 2005 to October 2008 Mr. Tran worked as a Digital Marketer on the agency side, for ad agencies, including RPA, The AOR for Honda, Acura, La-Z-Boy Inc., Bosley Inc., SoyJoy, Pentax and Mandalay Bay.

Elizabeth Reynolds – Chief Operating Officer

Elizabeth Reynolds has served as our Chief Operating Officer since June 2017. From May 2015 to February 2017, she was the Director of Operations at Cross Campus where she led the launch of new co-working locations and operational scaling. From January 2010 to April 2015, she consulted on general management and operations for multiple restauranteurs, including Chefs Mario Batali and Tony Esnault. Ms. Reynolds studied biology at Reed College and began her career path in research before returning to school to study education. After leaving academia, she accepted a position as Assistant Director for Body Worlds and traveled across the country and eventually into Los Angeles with the exhibit. She currently serves as an advisor for BIL Conference and LA Makerspace.

Grace Mellis – Director

Grace Mellis has served as a member of our board of directors since January 2018.  Grace is the founder and director of IGA Capital since August 2016, which is focused on finance and management advisory services.  From November 2013 to July 2016, Grace served in various roles at Greendot Corporation including SVP Corporate Finance and Business Intelligence and Chief Financial Officer.  Prior to that, Ms. Mellis was at JP Morgan from November 2004 to November 2013 in a number of roles, including Managing Director and Chief Financial Officer in their Corporate and Investment Bank covering Investor Services and Treasury and Securities Services Businesses and Head of International Strategy and Business Development.  Ms. Mellis holds both a Bachelor’s degree and Masters of Business Administration from Harvard University. We believe Ms. Mellis should serve as a member of our board of directors due to her extensive background in finance and business management.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers have, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

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Board of Directors and Corporate Governance

When considering whether directors have the experience, qualifications, attributes and skills to enable the board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above.

The board of directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater than 10% stockholder) and are independent within the meaning of applicable United States laws, regulations and the Nasdaq Capital Market listing rules. In this latter regard, the board of directors uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

Board Committees

Upon the initial closing of this offering, our board of directors will have an Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee. The Audit Committee will be composed of                           . The Compensation Committee will be composed of . The Nomination and Corporate Governance Committee will be composed of                           .

Our Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee each comply with the listing requirements of the Nasdaq Marketplace Rules. At least one member of the Audit Committee will be an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and each member will be “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules. Our board of directors has determined that                       will meet those requirements.

Code of Ethics

We expect to adopt a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Capital Market and the SEC. Upon the listing of our common stock on the Nasdaq Capital Market, we will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our company website.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors. Upon the initial closing of this offering, we will have four independent directors serving on the board of directors, and intend to maintain a board of directors consisting of a majority of independent directors.

Director Compensation

No compensation was paid to non-employee directors during 2017.

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Executive Compensation

Our named executive officers for fiscal 2017 set forth in this prospectus (the “Named Executive Officers”) are:

●	Joseph Furnari;

●	Michael Furnari; and

●	Abhishek Arora.

Summary Compensation Table

The following table summarizes the compensation of our Named Executive Officers during the years ended December 31, 2017 and 2016.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)

Joseph Furnari,	2017	100,000	—	—	44,200	—	144,200
CEO and CFO	2016	24,000	—	—	—	—	24,000

Michael Furnari,	2017	100,000	—	—	44,200	—	144,200
Director of Sales	2016	24,000	—	—	—	—	24,000

Abhishek Arora,	2017	96,000	—	—	8,925	—	104,925
Chief Technology Officer	2016	96,000	—	—	—	—	96,000

(1)	Reflects actual earnings for 2017 and 2016, which may differ from approved 2017 and 2016 base salaries due to start dates and effective dates of salary increases.

(2)	Reflects the aggregate grant date fair value computed in accordance with ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our financial statements, which are included in this prospectus. These amounts do not necessarily correspond to the actual value that may be recognized by the Named Executive Officers.

Employment Agreements

Named Executive Officers

Joseph Furnari

On September 12, 2016, the company entered into an employment agreement with Mr. Joseph Furnari to act as the company’s Chief Financial Officer, which may be terminated by the company at any time, for any reason, with or without cause. Compensation under the agreement includes an annual salary of $48,000. Subject to the discretion of the board, Mr. Furnari will be considered for an annual incentive bonus. In addition, the agreement also provided for the grant of 489,025 restricted shares of the company’s common stock under the company’s 2016 Equity Incentive Plan. In October 2016, Mr. Furnari’s annual salary was increased to $100,000.

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Michael Furnari

On September 12, 2016, the company entered into an employment agreement with Mr. Michael Furnari to act as the company’s Secretary and Director of Sales, which may be terminated by the company at any time, for any reason, with or without cause. Compensation under the agreement includes an annual salary of $48,000. Subject to the discretion of the board, Mr. Furnari will be considered for an annual incentive bonus. In addition, the agreement also provided for the grant of 900,000 restricted shares of the company’s common stock under the company’s 2016 Equity Incentive Plan. In October 2016, Mr. Furnari’s annual salary was increased to $100,000.

Abhishek Arora

The company has an oral agreement with Mr. Abhishek Arora pursuant to which he receives an annual salary of $96,000 for his services as Chief Technology Officer. During the year ended December 1, 2017, Mr. Arora forgave $12,000 of his salary. As a result, Mr. Arora received cash compensation equal to $84,000 during the year ended December 31, 2017. Subject to the discretion of the board, Mr. Arora will be considered for an annual incentive bonus.

Other Executive Officers

Kit Tran

The company has a consulting arrangement with Mr. Kit Tran, through an entity, pursuant to which Mr. Tran provides services to the company as its Chief Marketing Officer and earns consulting fees of $4,000 per month. Subject to the discretion of the board, Mr. Tran will be considered for an annual incentive bonus.

Elizabeth Reynolds

On June 16, 2017, the company entered into an employment agreement with Ms. Elizabeth Reynolds, which may terminated at any time, for any reason, with or without cause. Compensation under the agreement includes an annual salary of $75,000. Subject to the discretion of the board, Ms. Reynolds will be considered for an annual incentive bonus. In addition, the agreement also granted Ms. Reynolds an option to purchase up to 75,000 shares of the company’s common stock.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table presents information concerning unexercised options and unvested restricted stock unit awards for each Named Executive Officer outstanding as of December 31, 2017.

	Option Awards						Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Joseph Furnari	4/6/2017	55,714	92,856	—	0.71	4/6/2027	—	—
	9/12/2016	—	—	—	—	—	136,519	347,580

Michael Furnari	4/6/2017	55,714	92,856	—	0.71	4/6/2027	—	—
	9/12/2016	—	—	—	—	—	136,519	347,580

Abhishek Arora	10/30/2017	26,250	8,750	—	1.75	10/30/2027	—	—

(1)	All of the outstanding equity awards described in the footnotes below were granted under our 2016 Equity Incentive Plan.

(2)	The options vest as follows: (i) 25% of the shares vest on the first anniversary of the vesting commencement date (May 1, 2016) and (ii) the remaining 75% of the shares subject to the options vest and become exercisable in 12 successive equal quarterly installments.

(3)	The restricted shares vest as follows: (i) 33% of the shares vest on the consummation of a sale of securities for aggregate gross proceeds of at least $250,000 in one or more transactions, which was satisfied as of June 14, 2016, and (ii) the remaining 75% of the shares vest in 36 successive equal monthly installments commencing as of May 1, 2016 and vesting in full on April 30, 2019.

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Our 2016 Equity Incentive Plan

Our board of directors and stockholders adopted our 2016 Equity Incentive Plan on August 27, 2016.

Share Reserve. As of December 31, 2017, we had 1,001,171 shares of common stock issuable upon exercise of outstanding stock options and 19,137 shares of common stock available for future awards.

Term. Our 2016 Equity Incentive Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors.

Eligibility. Our 2016 Equity Incentive Plan authorizes the award of stock options, stock appreciation rights, restricted stock awards, or restricted stock units.

Administration. Our 2016 Equity Incentive Plan is administered by our board of directors; however, in connection with this offering, we expect our board to designate our compensation committee, to be created in connection with this offering, to administer the plan. We expect that all of the members of our compensation committee will be non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. The administrator has the authority to construe and interpret our 2016 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2016 Equity Incentive Plan may be made subject to “performance factors” and other terms in order to qualify as performance based compensation for the purposes of 162(m) of the Code.

Stock Options. Our 2016 Equity Incentive Plan will provide for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees. All awards other than incentive stock options may be granted to our employees, directors, consultants or other service providers. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value.

Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2016 Equity Incentive Plan is ten years.

Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted Stock. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by the administrator. Unless otherwise determined by the administrator at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Restricted Stock Units. An RSU is an award that covers a number of shares of our common stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve certain performance conditions.

Additional Provisions. Awards granted under our 2016 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the administrator. Unless otherwise restricted by the administrator, awards that are nonstatutory stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the option by a permitted transfer. Awards that are incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2016 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, except in the case of death or permanent disability, in which case the options may be exercised for up to 12 months or six months, respectively, following termination of the optionee’s service to us.

If we experience a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will be exercisable for a period of time and will expire upon the closing of a change in control transaction. In the discretion of our compensation committee, the vesting of these awards may be accelerated upon the occurrence of these types of transactions.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We intend to apply for the listing of our common stock on the Nasdaq Capital Market, therefore, our determination of the independence of directors is made using the definition of “independent” contained in the listing standards of the Nasdaq Stock Market. On the basis of information solicited from each director, the board has unanimously determined that only Grace Mellis is independent within the meaning of such rules.

SEC regulations define the related person transactions that require disclosure to include any transaction, arrangement or relationship in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the company’s total assets at year-end for the last two completed fiscal years ($2,771) in which we were or are to be a participant and in which a related person had or will have a direct or indirect material interest. A related person is: (i) an executive officer, director or director nominee of the company, (ii) a beneficial owner of more than 5% of our common stock, (iii) an immediate family member of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock, or (iv) any entity that is owned or controlled by any of the foregoing persons or in which any of the foregoing persons has a substantial ownership interest or control.

The following is a description of all related person transactions that occurred during the period from January 1, 2014 through the present (the “Reporting Period”).

Claim based on Founders Agreement

In September 2015, a claim was made by certain former founders (the “Claimants”) against the company for violations of the founders’ agreement. The Claimants and the company entered into a confidential settlement agreement and general mutual release on April 25, 2016. The arbitration settlement provided that the Claimants would continue to own 350,000 shares of common stock and return the remaining shares to the company. Furthermore, the Claimants agreed that the shares, while not in a separate class, would not have voting rights until they are sold to a non-affiliated third party. The Claimants will be diluted upon capital raising, stock option offerings and vesting, however any dilution will remain consistent and proportional to the remaining founders’ dilution ratios and the Claimants will not be diluted more than the founders’ ratios in any capital raising transaction. The Claimants’ also are to receive a total of $110,000 paid out over eighteen (18) months starting November 1, 2016. As of September 30, 2017, $42,778 of the balance remained outstanding.

Sale of Promissory Notes and Warrants

From May 23, 2016 through September 6, 2016, we issued $500,000 in convertible promissory notes to investors pursuant to a Convertible Note Purchase Agreement. Each of Joseph Furnari, a director and officer, and Michael Furnari, an officer, purchased convertible promissory notes in the amount of $50,000. The convertible promissory notes bear interest at the rate of 12%, with a default rate of 15%, and are due three years from the date of issuance. During the Reporting Period, $50,000 was the highest principal amount and $4,093 in interest was owed to each of Joseph Furnari and Michael Furnari.

On May 1, 2017 we entered into certain Note and Warrant Purchase Agreements whereby we issued and sold to investors, one of whom was Michael Furnari, an officer, promissory notes for an aggregate principal amount of $350,000 together with five-year warrants to purchase up to 200,000 shares of common stock at an exercise price of $2.10 per share. The notes bear no interest and have a maturity date of May 1, 2018. The company issued a promissory note in the principal amount of $100,000 to Mr. Furnari. As of the date of this prospectus, the promissory notes remain outstanding.

Sale of Series Seed Preferred

Between August 22, 2016 and December 20, 2016 we sold a total of 1,407,671 shares of our Series Seed Preferred to Abdullah Al Dhowayan, a former director, in exchange for $1,000,000.

Related Party Advances

From time to time we receive advances from related parties for short-term working capital. Such advances are considered short-term and noninterest bearing. To date, we have received a total of $4,350 in advances, all of which have been repaid.

Issuance of Securities as Compensation

On April 6, 2017 we granted from the 2016 Equity Incentive Plan options for the purchase of 148,570 shares of our common stock to each of Joseph Furnari and Michael Furnari, directors and officer. The exercise price per share is $0.71.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2017 for:

●	each person, or group of affiliated persons, known to us to beneficially own more than 5% of our common stock;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership of our common stock is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe the persons identified in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Applicable percentage ownership in the following table is based on 7,682,577 shares of our common stock outstanding as of December 31, 2017, assuming conversion of all outstanding shares of preferred stock in to an aggregate of shares of our common stock.

Shares of our common stock that are subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2017 are deemed to be outstanding and to be beneficially owned by the person holding such security for the purpose of computing the number and percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner. Percentage ownership after this offering is based on                  shares (if the minimum number of shares is sold) and                          shares (if the maximum number of shares is sold) of common stock issued and outstanding immediately after the closing of this offering, and assumes that none of the beneficial owners named below purchases shares in this offering.

Unless otherwise indicated, the address of each of the following persons is 355 South Grand Avenue, Suite 1650, Los Angeles, California 90071, and each such person has sole voting and investment power with respect to the shares set forth opposite his, her or its name.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering	Percentage Beneficially Owned Prior to Offering	Percentage Beneficially Owned After Offering
			Minimum		Maximum
Named Executive Officers and Directors:
Anshu “Andy” Bansal(1)	1,080,643	14.1%		%		%
Joseph Furnari(2)	649,206	8.4%		%		%
Abhishek Arora(3)	926,692	12.0%		%		%
Michael Furnari(4)	706,349	9.1%		%		%
Grace Mellis(5)	86,000	1.1%		%		%

All directors and executive officers as a group (7 persons)(6)	3,448,890	43.7%				%

Other 5% Stockholders:
Abdullah Al Dhowayan(7)	1,485,716	19.3%		%		%

(1)	Consists of 1,080,643 shares of common stock.
(2)	Consists of (i) 489,025 shares of common stock of which 118,316 shares are unvested restricted stock, (ii) 95,182 shares of common stock issuable upon conversion of preferred stock in connection with this offering and (iii) 64,999 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2017.
(3)	Consists of (i) 898,254 shares of common stock and (ii) 28,438 shares issuable upon exercise of options exercisable within 60 days of December 31, 2017.
(4)	Consists of (i) 489,025 shares of common stock of which 118,316 are unvested restricted stock, (ii) 95,182 shares of common stock issuable upon conversion of preferred stock in connection with this offering, (iii) 64,999 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2017 and (iv) 57,143 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 31, 2017.
(5)	Consists of 86,000 shares of common stock.
(6)	Consists of (i) 3,042,947 shares of common stock of which 236,632 are unvested, (ii) 190,364 shares of common stock issuable upon conversion of preferred stock in connection with this offering, (iii) 158,436 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2017 and (iv) 57,143 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 31, 2017.
(7)	Consists of 1,485,716 shares of common stock issuable upon conversion of preferred stock in connection with this offering.

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Description of Securities

The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The description is intended as a summary only.

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.00001 per share, and 15,000,000 shares of preferred stock, par value $$0.00001 per share, of which 4,471,489 shares of Preferred stock are designated Series Seed 1 Convertible Preferred Stock. As of the date of this prospectus, we had 64 holders of our common stock and 13 holders of our Series Seed 1 Convertible Preferred Stock.

On May 18, 2017, we filed a Second Amendment to our certificate of incorporation, whereby each 1.8404 outstanding shares of common stock were exchanged and combined, automatically and without further action, into one share of common stock (the “Reverse Stock Split”).

After giving effect to the initial closing of this offering, our authorized capital stock will consist of an aggregate of                   shares of common stock, of which                   shares (if the minimum number of shares is sold) and                   shares (if the maximum number of shares is sold) of common stock will be issued and outstanding immediately after the closing of this offering. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable. No shares of preferred stock will be outstanding.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Preferred Stock

Our Board of Directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. We currently have no plans to issue additional shares of preferred stock.

Senior Secured Convertible Notes and related Warrants

In January 2018, pursuant to a securities purchase agreement, the company issued and sold senior secured convertible promissory notes (the “Notes”) to accredited investors in the aggregate principal amount of $1,465,000. The Notes bear interest at the rate of 13% per annum and are due in September 2018 (the “Maturity Date”). The Notes provide that the principal and all accrued and unpaid interest on the Notes are convertible to shares of common stock at a conversion rate of $2.5480 per share or seventy percent (70%) of the initial public offering (“IPO”) price per share or, if the IPO has not occurred by the Maturity Date, 70% of the company’s next bona fide sale of its preferred stock or common stock in excess of $1,000,000 in gross proceeds, in one transaction or a series of related transactions, which offering definitively sets a price per share of the company’s common stock or preferred stock. The obligations under the Notes are secured by the company’s assets.

47

The note holders also received warrants to purchase up to 50% of the shares receivable upon conversion of the Notes at a price of one-hundred and twenty-five percent (125%) of the conversion price of the of the Notes.

Pursuant to the terms of the securities purchase agreement, until all of the liabilities under the Notes are paid in full, the company cannot incur any future indebtedness unless such indebtedness is subordinate to the Notes and trade indebtedness in the ordinary course of business. In addition, so long as the Notes and the warrants are outstanding, the company cannot effect any Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of common stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of common stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the company or the market for the common stock, (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the company may issue securities at a future determined price, (iii) cooperates with any person to effect any exchange of securities and/or indebtedness of the company in connection with a proposed sale of such securities from an existing holder of such securities to a third party, or (iv) reduces and/or otherwise changes the exercise price, conversion price and/or exchange price of any common stock equivalent of the company and/or amends any non-convertible indebtedness of the company to make it convertible into securities of the company.

Upon any default of the notes for non-payment, any bankruptcy event or breach of the Notes or other transaction documents, the company may be liable to pay a default redemption amount equal to 130% of the amount due under the Notes and deliver an additional warrant to purchase 50% of the common stock issuable upon conversion of the Notes.

Other Notes

On May 1, 2017, we entered into certain note and warrant purchase agreements whereby we issued and sold to investors promissory notes for an aggregate principal amount of $350,000 together with five-year warrants to purchase up to 200,000 shares of common stock at an exercise price of $2.10 per share. The notes bear no interest and have a maturity date of May 1, 2018.

Other Warrants

As of the date of this prospectus, we had outstanding warrants to purchase up to (i) 200,000 shares of common stock at an exercise price of $2.10 per share; (ii) 123,659 shares of common stock at an exercise price of $1.75 per share; (iii)           shares of common stock at an exercise price of $           per share; and (iv)            shares of common stock at an exercise price of $           per share.

2016 Equity Incentive Plan

An aggregate of 2,227,777 shares of common stock were initially reserved for issuance under our 2016 Equity Incentive Plan. As of December 31, 2017, there remain 19,137 shares of common stock reserved for future awards under the 2016 Equity Incentive Plan.

48

Additional Corporate Governance Provisions

Board Vacancies

Our bylaws provide that any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

Meetings of Stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the amendment.

Transfer Agent and Registrar

Our transfer agent and registrar will be Computershare Trust Company, N.A. Its telephone number is (310) 823-9000.

Listing

We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “HYRE.” There can be no assurance that our application to list our shares of common stock will be approved by the Nasdaq Capital Market.

49

Shares Eligible for Future Sale

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock, or securities or instruments convertible into shares of our common stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock prevailing from time to time. Furthermore, because there will be limits on the number of shares available for resale shortly after this offering concludes, due to the contractual and legal restrictions described below, there may be resales of substantial amounts of our common stock in the public market after those restrictions lapse. This could adversely affect the market price of our common stock prevailing at that time.

Upon the completion of this offering, a total of shares                  of common stock will be outstanding if the minimum amount of common stock is sold or                  shares if the maximum amount of common stock is sold. This number excludes any issuance of an aggregate of                  additional shares of common stock that could occur in connection with the conversion of our outstanding convertible promissory notes, warrants and Series Seed 1 Convertible Preferred Stock.

All shares of common stock sold in this offering by us will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares of our common stock not sold in this offering are “restricted securities” within the meaning of Rule 144, and would be tradable only if they are sold pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), or if they qualify for an exemption from registration, including under Rule 144.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our Common Stock then outstanding; or

●	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale; and

●	provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons relying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Persons relying on Rule 701 to transact in our Common Stock, however, are required to wait until 90 days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors, officers, employees and the holders of substantially all of our common stock or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have entered into lock-up agreements with respect to the disposition of their shares. See “Underwriting” for additional information.

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UNDERWRITING

We intend to apply to have our common stock approved for listing on the Nasdaq Capital Market, or Nasdaq, under the symbol “HYRE.” If the application is approved, trading of our common stock on Nasdaq is expected to begin following this prospectus being declared effective by the SEC.

Prior to this offering, there has been no public market for our common stock. We have engaged Network 1 Financial Securities, Inc. to act as underwriter (the “Underwriter”) in marketing this offering to prospective investors in the United States on a best efforts basis. The initial public offering price will be determined by negotiations between us and the Underwriter. In determining the initial public offering price, we and the Underwriter have considered a number of factors including:

●	the information set forth in this prospectus and otherwise available to the Underwriter;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

●	other factors deemed relevant by the Underwriter and us.

Neither we nor the Underwriter can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the Underwriter and the Underwriter has agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus.

The Underwriter is not required to sell any specific number or dollar amount of the shares offered by this prospectus, but will use their best efforts to sell such shares. The obligations of the Underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the Underwriter’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the Underwriter of officers’ certificates and legal opinions.

Discount

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us.

	Public Offering Price	Underwriting Commission	Proceeds to Us, Before Expenses
Per share	$	$	$
Total minimum offering	$	$	$
Total maximum offering	$	$	$

51

The underwriter proposes to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriter may offer some of the shares to other securities dealers at such price less a concession of $                    per share. If all of the shares offered by us are not sold at the public offering price per share, the underwriter may change the offering price per share and other selling terms by means of a supplement to this prospectus.

We will pay the out-of-pocket accountable expenses of the underwriter in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriter will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay the underwriter’s non-accountable expenses allowance equal to                  % of the public offering price of the shares. We have also agreed to pay the underwriter’s expenses relating to the offering, including (a) all filing fees incurred in clearing this offering with FINRA; (b) up to $                  of fees, expenses and disbursements relating to background checks of our officers and directors; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriter; (d) stock transfer and/or stamp taxes, if any, payable upon the transfer of shares of our common stock to the underwriter; (e) up to $                  for the costs associated with bound volumes of the public offering materials; (f) up to $                  of the underwriter’s actual accountable road show expenses for the offering; (g) the $                  cost associated with the underwriter’s use of Ipreo’s book-building, prospectus tracking and compliance software for the offering, and (h) up to $                        for the fees of the underwriter’s counsel; provided, the maximum amount we have agreed to pay the underwriter for items (b), (e), (f), (g) and (h) above is $                        .

We have granted to the underwriter the right of first negotiation to co-manage any public underwriting or private placement of debt or equity securities (excluding (i) shares issued under any compensation or stock option plan approved by the stockholders of the Company, (ii) shares issued in payment of the consideration for an acquisition or as part of strategic partnerships and transactions and (iii) conventional banking arrangements and commercial debt financing) of the Company or any subsidiary or successor of the Company, with the underwriter receiving the right to underwrite or place a number of the securities to be sold therein having an aggregate purchase price therein equal to a minimum of the aggregate purchase price of the shares offered by us in this offering, until twelve (12) months after completion of this offering.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $                        .

Discretionary Accounts

The underwriter does not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our executive officers, directors and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriter, for a period of 180 days from the date of effectiveness of the offering.

52

The lock-up period described in the preceding paragraph will be automatically extended if: (1) during the last                        days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the                        -day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the                        -day period beginning on the date of the earnings release, unless the underwriter waives this extension in writing; provided, however, that this lock-up period extension shall not apply to the extent that FINRA has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an emerging growth company (as defined in the JOBS Act) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date.

Underwriter Warrants

We have agreed to issue to the underwriter warrants to purchase up to a total of %                  of the shares of common stock sold in this offering. The warrants are exercisable at $                  per share (                  % of the public offering price) commencing on a date which is one year from the effective date of the offering under this prospectus supplement and expiring on a date which is no more than five (5) years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G). The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriter (or its permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from effectiveness. In addition, the warrants provide for registration rights upon request, in certain cases. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriter, if any, participating in this offering and the underwriter participating in this offering may distribute prospectuses electronically. The underwriter may agree to allocate a number of shares for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriter that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

The underwriter and its respective affiliates may, in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with the underwriter for any further services.

53

Legal Matters

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Mitchell Silberberg & Knupp LLP, Los Angeles, California. Magri Law, LLC, Fort Lauderdale, Florida is representing the underwriter in this offering. As of the date of this prospectus, an entity affiliated with Mitchell Silberberg & Knupp LLP owns 37,755 shares of common stock and shares of preferred stock convertible into 74,109 shares of common stock in connection with this offering.

Experts

The company’s financial statements appearing elsewhere in this prospectus have been included herein in reliance upon the report, which includes an explanatory paragraph as to our ability to continue as a going concern, of dbbmckennon, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of dbbmckennon as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1, together with any amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock that we are offering in this prospectus. We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports and other information with the SEC. You can read our filings over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. In addition, you can find more information about us on our website at http://www.hyrecar.com.

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F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
HyreCar, Inc.

We have audited the accompanying balance sheets of HyreCar, Inc. (the “Company”), as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HyreCar, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 of the financial statements, the Company has limited working capital, incurred losses since Inception, and has significant operating costs expected to be incurred in the next twelve months. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with respect to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ dbbmckennon

Newport Beach, CA

September 27, 2017

F-2

HYRECAR, INC.

BALANCE SHEETS

	(Unaudited) September 30, 2017	December 31, 2016	December 31, 2015

Assets
Current assets:
Cash	$267,900	$516,163	$10,250
Related party receivable	-	7,000	-
Deferred expenses	26,964	14,614	-
Other current assets	84,260	216	216
Total current assets	379,124	537,993	10,466

Other assets	35,460	20,325	-
Total assets	$414,584	$558,318	$10,466

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$582,956	$45,986	$4,603
Accrued liabilities	101,456	161,311	3,600
Deferred revenue	20,756	20,436	-
Related party advances	9,629	9,629	6,629
Note payable, net of discount	42,970	-	-
Notes payable, net of discount - related party	258,215	-	-
Settlement payable	42,778	73,333	12,222
Total current liabilities	1,058,760	310,695	27,054

Convertible debt	-	350,000	-
Convertible debt - related parties	-	150,000	-
Settlement payable, net of current portion	-	24,445	97,778
Total liabilities	1,058,760	835,140	124,832

Commitments and contingencies (Note 3)	-	-	-

Stockholders’ Deficit:
Preferred stock, 15,000,000 shares authorized, par value $0.00001, 2,429,638, 985,369, and 0 issued and outstanding as of September 30, 2017 (unaudited) and December 31, 2016 and 2015, respectively	1,591,886	700,000	-
Common stock, 50,000,000 shares authorized, par value $0.00001, 4,802,393, 3,978,606, and 3,341,665 issued and outstanding as of September 30, 2017 (unaudited) and December 31, 2016 and 2015, respectively	48	40	33
Subscription receivable - related party	(139,741)	(138,700)	-
Additional paid-in capital	1,765,918	142,960	47
Accumulated deficit	(3,862,287)	(981,122)	(114,446)
Total stockholders’ deficit	(644,176)	(276,822)	(114,366)
Total liabilities and stockholders’ deficit	$414,584	$558,318	$10,466

See accompanying notes to financial statements

F-3

HYRECAR, INC.

STATEMENTS OF OPERATIONS

	(Unaudited)	(Unaudited)
	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Year ended December 31, 2016	Year ended December 31, 2015

Revenues	$1,964,854	$261,881	$515,437	$29,292

Cost of revenues	1,739,202	177,390	368,667	10,811

Gross profit	225,652	84,491	146,770	18,481

Operating Expenses:
General and administrative	1,157,587	195,447	438,055	14,128
Sales and marketing	1,349,277	139,319	430,216	-
Research and development	422,810	36,119	117,059	2,724
Settlement	-	-	-	110,000
Total operating expenses	2,929,674	370,885	985,330	126,852

Operating loss	(2,704,022)	(286,394)	(838,560)	(108,371)

Other (income) expense:
Interest expense	175,615	14,532	31,153	81
Other expense	728	-	509	-
Other income	-	(4,346)	(4,346)	-
Total other (income) expense	176,343	10,186	27,316	81

Loss before provision for income taxes	(2,880,365)	(296,580)	(865,876)	(108,452)

Provision for income taxes	800	-	800	800

Net loss	$(2,881,165)	$(296,580)	$(866,676)	$(109,252)

Weighted average shares outstanding - basic and diluted	4,216,986	3,362,166	3,569,282	4,346,882
Weighted average net loss per share - basic and diluted	$(0.68)	$(0.09)	$(0.24)	$(0.03)

See accompanying notes to financial statements

F-4

HYRECAR, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Preferred Stock		Common Stock		Additional	Subscription Receivable - Related	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Parties	Deficit	Deficit
December 31, 2014	-	$-	4,346,882	$43	$37	$-	$(5,194)	$(5,114)
Returned common stock - settlement	-	-	(1,005,217)	(10)	10	-	-	-
Net loss	-	-	-	-	-	-	(109,252)	(109,252)
December 31, 2015	-	-	3,341,665	33	47	-	(114,446)	(114,366)
Series Seed Preferred Stock issued for cash	985,369	700,000	-	-	-	-	-	700,000
Restricted common stock issued for services	-	-	434,689	4	4,216	-	-	4,220
Returned common stock - forfeited restricted stock	-	-	(830,135)	(8)	8	-	-	-
Common stock issued for subscription receivable - related party	-	-	1,032,387	11	138,689	(138,700)	-	-
Net loss	-	-	-	-	-	-	(866,676)	(866,676)
December 31, 2016	985,369	$700,000	3,978,606	$40	$142,960	$(138,700)	$(981,122)	$(276,822)
Series Seed Preferred Stock issued for services	78,059	55,452	-	-	-	-	-	55,452
Stock option compensation	-	-	-	-	182,307	-	-	182,307
Discount on warrants issued with convertible debt	-	-	-	-	84,031	-	-	84,031
Conversion of convertible debt	943,908	536,434	-	-	-	-	-	536,434
Series Seed Preferred Stock issued for cash	422,302	300,000	-	-	-	-	-	300,000
Common stock issued for cash	-	-	823,787	8	1,441,620	-	-	1,441,628
Cost of private placement	-	-	-	-	(220,149)	-	-	(220,149)
Beneficial conversion feature upon conversion	-	-	-	-	134,108	-	-	134,108
Interest on subscription receivable	-	-	-	-	1,041	(1,041)	-	-
Net loss	-	-	-	-	-	-	(2,881,165)	(2,881,165)
September 30, 2017 (unaudited)	2,429,638	$1,591,886	4,802,393	$48	$1,765,918	$(139,741)	$(3,862,287)	$(644,176)

See accompanying notes to financial statements

F-5

HYRECAR, INC.

STATEMENTS CASH FLOWS

	(Unaudited)	(Unaudited)
	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Year ended December 31, 2016	Year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,881,165)	$(296,580)	$(866,676)	$(109,252)
Adjustments to reconcile net loss to net cash used in operating activities:
Forgiveness of related party advance	7,500	-	7,500	-
Amortization of debt discount	35,216	-	-	-
Interest expense on beneficial conversion feature	134,108	-	-	-
Provision for settlement	-	-	-	110,000
Stock-based compensation	237,759	-	4,220	-
Changes in operating assets and liabilities:
Deferred expense	(12,350)	-	(14,614)	-
Other current assets	-	-	-	(51)
Accounts payable	536,968	32,916	41,383	4,603
Accrued liabilities	(23,419)	46,487	157,711	3,600
Deferred revenues	320	-	20,436	-
Settlement paid	(55,000)	-	(12,222)	-
Net cash provided by (used in) operating activities	(2,020,063)	(217,177)	(662,262)	8,900

CASH FLOWS FROM INVESTING ACTIVITIES:
Related party advances	(500)	(14,497)	(14,500)	-
Deposits and other	(99,179)	(20,325)	(20,325)	-
Net cash used in investing activities	99,679	34,822	34,825	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party advances	-	3,000	3,000	1,350
Proceeds from note payable	50,000	-	-	-
Proceeds from notes payable - related parties	300,000	-	-	-
Proceeds from convertible debt	-	350,000	350,000	-
Proceeds from convertible debt - related parties	-	150,000	150,000	-
Costs of private placement	(220,149)	-	-	-
Proceeds from sale of preferred stock	300,000	100,000	700,000	-
Proceeds from sale of common stock	1,441,628	-	-	-
Net cash provided by financing activities	1,871,479	603,000	1,203,000	1,350

Increase (decrease) in cash and cash equivalents	(248,263)	351,001	505,913	10,250
Cash and cash equivalents, beginning of year	516,163	10,250	10,250	-
Cash and cash equivalents, end of year	$267,900	$361,251	$516,163	$10,250

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$800	$-	$-	$-

Non cash investing and financing activities:
Shares issued for subscription receivable and interest	$694	$-	$138,697	$-
Discount on debt from warrants	$84,031	$-	$-	$-
Debt and accrued interest converted to preferred stock	$536,434	$-	$-	$-

See accompanying notes to financial statements

F-6

Hyrecar, Inc

Notes to Financial Statements

NOTE 1 – NATURE OF OPERATIONS

HyreCar, Inc. was incorporated on November 24, 2014 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Los Angeles, California.  The Company is a web-based marketplace that allows car owners to rent their idle cars to Uber and Lyft drivers safely, securely and reliably. The financial statements of HyreCar, Inc. (which may be referred to as “HyreCar” the “Company,” “we,” “us,” or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management’s Plans

We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, and have incurred operating losses since Inception. These above matters raise substantial doubt about the Company’s ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from additional debt and/or equity offerings, and increased revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Interim Financial Information

The accompanying unaudited interim financial statements have been prepared by the Company pursuant to the rules and regulations of the United States Securities Exchange Commission. Certain information and disclosures normally included in the annual financial statements prepared in accordance with the accounting principles generally accepted in the Unites States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these financial statements have been included. Such adjustments consist of normal recurring adjustments. These interim financial statements should be read in conjunction with the audited annual financial statements of the Company contained herein for the years ended December 31, 2016 and 2015. The results of operations for the nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

F-7

Hyrecar, Inc

Notes to Financial Statements

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2017 (unaudited), December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, deferred expenses and revenue, accounts payable, accrued liabilities, convertible debts and settlement payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with ASC 350-40, Internal-Use Software, we capitalize development costs related to these software applications once a preliminary project stage is complete, funding has been committed, and it is probable that the project will be completed and the software will be used to perform the function intended. No costs have been capitalized to date.

F-8

Hyrecar, Inc

Notes to Financial Statements

Impairment of Long-Lived assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2016 and 2015. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Debt Issued with Warrants

Debt issued with common stock is accounted for under the guidelines established by ASC 470-20 – Accounting for Debt with Conversion or Other Options. We record the relative fair value of warrants related to the issuance of convertible debt as a debt discount or premium. The discount or premium is subsequently amortized to interest expense over the expected term of the convertible debt.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. The Company has presented preferred stock within stockholders’ equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock which is then amortized over the period of redemption using the effective interest method of accounting.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Revenue Recognition

The Company recognizes revenue primarily from a transaction fee when a car is rented on the Company’s platform when (a) persuasive evidence that an agreement exists which occurs when the rental contract is signed electronically between the two parties involved; (b) the services have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured which occurs simultaneously when the booking is accepted and the credit card on file is charged. The Company defers revenue where the earnings process is not yet complete.

The Company also recognizes revenue from other sources such as referral fees, motor vehicle record fees (application fees), and insurance fees.

F-9

Hyrecar, Inc

Notes to Financial Statements

Principal Agent Considerations

In accordance with the Accounting Standards Codification (ASC) 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate our service offerings in order to determine whether or not we are acting as the principal or as an agent, which we consider in determining if revenue should be reported gross or net. Our primary revenue source is a transaction fee made from a confirmed booking of a vehicle on our platform. Key indicators that we evaluate in order to reach this determination include:

●	the terms and conditions of our contracts;

●	whether we are paid a fixed percentage of the arrangement’s consideration or a fixed fee for each transaction;

●	the party which sets the pricing with the end-user, has the credit risk and provides customer support; and

●	the party responsible for delivery/fulfillment of the product or service to the end consumer.

We have determined that we act as the agent in the transaction for vehicle bookings, as we are not the primarily obligor of the arrangement and receive a fixed percentage of the transaction. Therefore, revenue is recognized on a net basis.

For other fees such as insurance fees and motor vehicle records (application fees) we have determined that revenue should be recorded on a gross basis. In such arrangements, the Company sets pricing, has risk of economic loss, has certain credit risk, provides support services related to these transactions, and has decision making ability about service providers used.

The following is a reconciliation of net revenues for the nine months ended September 30, 2017 and 2016 (unaudited) and the year ended December 31, 2016. The 2015 year had minimal revenues and therefore not presented.

	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Year Ended December 31, 2016
	(unaudited)	(unaudited)
Gross billings	$5,411,830	$727,667	$1,472,888
Less: partner fees	(3,003,815)	(417,462)	(831,731)
Less: refunds	(443,161)	(48,324)	(125,720)
Net revenues	$1,964,854	$261,881	$515,437

Cost of Revenues

Cost of revenues primarily include direct fees paid for driver insurance, merchant processing fees, and motor vehicle record fees incurred for paid driver applications.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expense was $325,167, $32,143, $123,479 and $0 for the nine months ended September 30, 2017 and 2016 and the years ended December 31, 2016 and 2015, respectively.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalized development and maintenance costs. We expense these costs as incurred unless such costs qualify for capitalization under applicable guidance.

F-10

Hyrecar, Inc

Notes to Financial Statements

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 “Share-Based Payment”. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 “Equity”. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 “Income Taxes” (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2015, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and convertible debt. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. As of September 30, 2017 and 2016, and December 31, 2016 and 2015, there were 1,066,733, 0, 0, and 0 options or warrants, respectively, that were excluded from diluted EPS as their effects were anti-dilutive. As of September 30, 2017 and 2016, and December 31, 2016 and 2015, the Company had convertible debt, convertible into 0, 665,997, 930,891, and 0 shares of common stock, but were excluded from diluted EPS as their effects were anti-dilutive.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

Other Concentrations

The Company relies on two insurance agencies to provide all insurance on vehicles in service. The loss of one or both of these insurance carriers would have a negative effect on our operations.

F-11

Hyrecar, Inc

Notes to Financial Statements

New Accounting Standards

In January 2017, the FASB Accounting Standards Update (“ASU”) 2017-04, Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This guidance is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently reviewing the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which clarifies the presentation of restricted cash on the statement of cash flows. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning and ending cash balances on the statement of cash flows. This guidance is effective for fiscal years-and interim periods within those fiscal years-beginning after December 15, 2017, with early adoption permitted. The Company is currently reviewing the provisions of the new standard.

In July 2017, the FASB issued ASU No. 2017-11 – Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. This ASU is effective for public companies for the annual reporting periods beginning after December 15, 2018, and interim periods within those annual periods. Early adoption is permitted. The Company is currently reviewing the provisions of the new standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company is currently reviewing the provisions of the new standard.

F-12

Hyrecar, Inc

Notes to Financial Statements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 15, 2017. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently reviewing the provisions of the new standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Settlement

In September 2015, a claim was made by certain former founders against the Company for violations of the founders’ agreement. The claimants’ and the Company entered into an arbitration agreement on April 25, 2016 to settle the claim. The settlement stated that each of the claimants’ would maintain 190,177 shares of their common stock (post reverse split as described in Note 5) that was restricted per the founders’ agreement with the remaining being remitted back to the Company. However, the shares while not separate in class, would not have voting rights until such shares are sold to a non-affiliated third party. The claimants’ will be diluted upon subsequent money raises, stock option offerings and vesting, however any dilution will remain consistent and proportional to the remaining Founders dilution ratios and will not be diluted more than the Founders ratios in any current or subsequent money raise. The Claimants’ also are to receive a total of $110,000 paid out over eighteen (18) months starting November 1, 2016. Because the claim was filed in 2015 the recognition of the liability was recorded as of December 31, 2015, and included in the accompanying balance sheet as Settlement Payable in all periods presented. As of September 30, 2017 and December 31, 2016, $42,778 and $97,778 of the balance remained outstanding, of which $42,778, and $73,333 is considered short term, respectively.

In September 2017, an owner of several vehicles on the company’s platform has filed a pending arbitration claim related to such vehicles for losses associated with an insurance deductible for a stolen vehicle, storage fees, damage/repair fees and purported loss of income related to the inability to rent certain damaged/stolen vehicles. The company is actively monitoring the claims and is in communication with the owner and the American Arbitration Association in an attempt to settle the disputes in an expeditious manner. The company believes that this action is without merit and is vigorously defending itself.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers, except as noted above.

Other

The Company leases office space in Los Angeles, CA on a month-to-month basis.

F-13

Hyrecar, Inc

Notes to Financial Statements

NOTE 4 – CONVERTIBLE DEBT

2016 Convertible Debt

From June to September 2016, the Company issued convertible debt to related parties and third parties with the same terms and conditions (“2016 Convertible Debt”) totaling $500,000. The convertible debt bore interest at 12%, with a default rate of 15% and was due in three years from the date of issuance. The debt was automatically convertible upon 1) the consummation of an investment in the Company’s equity securities of over $250,000 through a single or series of transactions involving the same party or parties and 2) the occurrence of a liquidity event as defined by the agreements. The holder had the option to convert the entire unpaid and outstanding principal amount and any accrued interest thereon under this note as of the maturity date. The conversion price was the lesser of 1) that price per share that is eighty percent (80%) of the purchase price per share of the same class and series of equity securities sold by the Company in a transaction or liquidity event or 2) an amount equal to $4,000,000 divided by the total number of outstanding shares of the Company’s common stock immediately prior to the transaction or liquidity event on a fully-diluted, as-converted basis.

In February 2017, the convertible debt was converted into Series Seed 1 Preferred Stock based on the conversion terms noted above due to the closing of a qualifying investment in equity securities. Accordingly, the convertible debt of $500,000 and accrued interest thereon totaling $36,434 was converted into 943,908 shares of Series Seed 1 Convertible Preferred Stock. Upon conversion, the contingent beneficial conversion feature was no longer contingent, and resulted in the discount and immediate accretion of such discount in the amount of $134,108, which was charged to interest expense in the accompanying statement of operations during the nine months ended September 30, 2017.

Interest expense for the 2016 Convertible Debt, including the charge for the beneficial conversion feature, for the nine months ended September 30, 2017 and 2016 and the years ended December 31, 2016 and 2015 totaled $140,065, $14,532, $30,477 and $0, respectively.

2017 Debt

In April and May 2017, the Company issued debt (“2017 Debt”) to related parties totaling $300,000 and third parties totaling $50,000 with the same terms and conditions. The 2017 Debt is due in one year and while it does not bear interest, 200,000 warrants were issued with the 2017 Debt. The warrants are exercisable at $2.10 and expire in five years. The Company calculated the relative fair value of the warrants using a Black-Scholes option pricing model with similar inputs as disclosed for stock options in Note 5, resulting in a discount of $84,031. During the nine months ended September 30, 2017, the Company accreted $35,216 of this discount to interest expense. The remaining $48,815 will be amortized over the term of the debt on a straight-line basis due to the short-term nature of the debt.

Interest expense for the 2017 Debt, for the nine months ended September 30, 2017 totaled $35,216. No other periods presented contained interest expense related to the 2017 Debt.

NOTE 5 – STOCKHOLDERS’ DEFICIT

Reverse Stock Split

The Company executed a 1.8404 for 1 reverse stock split for each share of common stock outstanding on May 17, 2017. Unless otherwise stated, all share information herein has been retrospectively adjusted to reflect reverse stock split.

Preferred Stock

In August 2016, the Company authorized 15,000,000 shares of preferred stock, par value $0.00001. Of these, the Company designated 4,471,489 shares as Series Seed 1 Convertible Preferred Stock (“Series Seed 1”).

Each share of Series Seed 1 shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series Seed 1 held are convertible as of the record date. Series Seed 1 and common stock voted together as a single class, except as provided by law or by other provisions of the certificate of incorporation.

F-14

Hyrecar, Inc

Notes to Financial Statements

Upon the occurrence of any voluntary or involuntary liquidation, dissolution or winding up of the corporation or deemed liquidation event (as defined by the Hyrecar, Inc. Certificate of Designation of Preferences, Rights and Limitations of Series Seed 1 Convertible Preferred Stock), the holders of shares of Series Seed 1 then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the Series Seed 1 Original Issue Price, plus any dividends declared but unpaid thereon, or (ii)  such amount per share as would have been payable had all shares of Series Seed 1 been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon any such liquidation, dissolution or winding up of the corporation or deemed liquidation event, the assets of the corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed 1 the full amount to which they shall be entitled, the holders of shares of Series Seed 1 shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Each share of Series Seed 1 shall be convertible, at the option of the holder and at any time, into such number of shares of common stock as determined by dividing the Series Seed 1 original issue price by $0.71, subject to customary adjustments for stock dividends, stock splits, or other recapitalization with respect to the Series Seed 1.

During 2016, the Company issued 985,369 shares Series Seed 1 for aggregate proceeds of $700,000 or $0.71 per share. During the nine months ended September 30, 2017, the Company issued 422,302 shares of Series Seed 1 for aggregated proceeds of $300,000 bring the total investment of Series Seed 1 to $1,000,000.

During the nine months ended September 30, 2017, convertible debt was converted into Series Seed 1 stock as disclosed in Note 4 above.

Common Stock

In August 2016, the Company increased authorized shares from 10,000,000 to 50,000,000 shares of our common stock, each share having a par value of $0.00001.

Private Placement

Starting in June 2017, the Company undertook a private placement for the sale of common stock for $1.75 per share. During that time nine-months ended September 30, 2017, 823,878 common shares were sold for gross proceeds of $1,441,628.

In connection with this offering, we required to pay our investment banker 13% of proceeds and provide 10% warrant coverage. Accordingly, as of September 30, 2017, $186,047 in commissions have been paid along with $34,102 in related legal fees, both of which were netted against gross proceeds of the offering. Based on the amounts raised through September 30, 2017, the Company is to issue the investment banker 82,379 warrants, exercisable at $1.75. The value of these warrants, for which similar inputs were used compared to stock options below, are both an increase and reduction to additional paid-in capital for a net zero effect on the gross proceeds of the offering.

Founders Stock

On or near the Inception date, the Company issued 4,346,882 shares of common stock to its four founders subject to vesting over a period of four years. On the date of issuance, the grant-date fair value was nil as the Company had no assets nor operations. In 2016 and 2015, a total of 624,865 and 1,005,217 shares were forfeited by founders due the settlement described in Note 3, termination, or as agreed upon. On August 27, 2016, the Company eliminated any additional vesting terms and all shares held at such time by founders were deemed vested.

F-15

Hyrecar, Inc

Notes to Financial Statements

Shares for services

During 2016, the Company issued 434,689 shares of restricted common stock to our former Chief Executive Officer, subject to vesting over three years. Formal termination of the former Chief Executive Officers’ employment took place in January 2017; however, this related to circumstances that existed in 2016 and thus the forfeited shares were deemed to be returned in 2016. The former Chief Executive Officer retained 229,419 shares of common stock for services provided. In connection with this issuance, the Company recognized $4,220 of stock-based compensation within general and administrative expense in the accompanying statement of operations during the year ended December 31, 2016. As part of his severance, he was provided three months of pay totaling $24,000 and the Company forgave advances due the Company totaling $7,500.

Collateralized Restricted Stock Purchases

In 2016, the Company issued 1,032,387 shares of restricted common stock to related parties that vest as follows: 33% upon a sale of securities for gross proceeds of at least $250,000 in one or more transactions and the remaining 67% vest monthly over three years, becoming fully vested in April 2019. For consideration of these shares, the related parties entered into note agreements totaling $138,700 that call for the principal and interest to be paid back in ten years from the date of the loan. The notes bear interest at 1%. The loans are secured by the related shares of common stock. If any portion of the shares are forfeited, the pro-rata portion of the note will be relieved. The Company accounted for these shares within equity as a subscription receivable - related parties.

Stock Options

In 2016, the Board of Directors adopted the HyreCar, Inc. 2016 Incentive Plan (the “2016 Plan”).  The 2016 Plan provides for the grant of equity awards to highly qualified personnel, including stock options, restricted stock, stock appreciation rights, and restricted stock units to purchase shares of common stock.  Up to 2,227,777 shares of common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.  There were no options granted during 2016.

During the nine months ended September 30, 2017, the board of directors approved the grant of 784,394 stock options under the 2016 Plan to various contractors (487,254 options) and employees (279,140 options). The granted options had an exercise price of $0.71, expire in ten years, and had vesting terms over a four-year period, many of which had vesting commencement dates retroactively applied one year. The total grant date fair value of options granted to employees was approximately $88,400. Options granted to contractors will be revalued each reporting period. The stock options were valued using the Black-Scholes pricing model as indicated below:

September 30, 2017
Expected life (years)	6.25
Risk-free interest rate	1.87%
Expected volatility	40%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.

F-16

Hyrecar, Inc

Notes to Financial Statements

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration past sales of our common and preferred stock, as well Company developments to date.

Stock option expense for the nine months September 30, 2017 was $182,307. No other periods presented in these financial statements contained stock option expense. As of September 30, 2017, 347,140 stock options were considered vested. The remaining unvested options will be expensed ratably through 2021.

Warrants

In connection with convertible debt as described in Note 4, the Company issued 200,000 warrants to purchase common stock with an exercise price of $2.10.

In connection with the private placement described above, the Company agreed to issue warrants to the placement agent, equal to 10% the amount of monies raised divided by $1.75. As of September 30, 2017, the Company had received $1,441,628 in gross funds from the private placement which has earned the placement agent 82,379 warrants to acquire common stock with an exercise price of $2.10. The value of the warrants nets against the funds raised but also is added back to equity for a net zero effect on equity.

The Company used the Black-Scholes pricing model to value the warrants, which had similar inputs to stock options included in Note 5, with the exception of the expected life of the warrants, which was five years.

As of September 30, 2017, all warrants were vested.

NOTE 6 – RELATED PARTY TRANSACTIONS

Related Party Advances

From time to time during the year ended December 31, 2016 and 2015, the Company received advances from related parties for short-term working capital. Such advances are considered short-term and non-interest bearing and due on demand. As of September 30, 2017, December 31, 2016 and 2015, $9,629, $9,629, and $6,629 remained outstanding, respectively.

During the year ended December 31, 2016, one advance of $7,500 to a former officer was forgiven, as disclosed in Note 5.

Settlement

Certain shareholders and founders were involved in a settlement agreement as described in Note 3.

Common Stock

Certain officers and founders received shares of common stock and forfeited shares of common stock. Disclosures of issuances and forfeitures are disclosed in Note 5.

Convertible Debt

See Note 4 for disclosure of convertible debt to related parties.

F-17

Hyrecar, Inc

Notes to Financial Statements

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the period ended December 31:

Current tax provision	2016	2015
Federal	$-	$-
State	800	800
Total	$800	$800
Deferred tax provision (benefit)
Federal	$(296,000)	$-
State	(51,000)	-
Valuation allowance	347,000	-
Total	-	-
Total provision for income taxes	$800	$800

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	2016	2015
Income tax benefit attributable to:
Net operating loss carryforwards	$308,000	$-
Temporary differences	39,000	-
Valuation allowance	(347,000)	-
Net deferred tax asset	$-	$-

F-18

Hyrecar, Inc

Notes to Financial Statements

No federal tax provision has been provided for the years ended December 31, 2016 and 2015 due to the losses incurred during such periods. The Company’s effective tax rate is different from the federal statutory rate of 34% due primarily to operating losses that receive no tax benefit as a result of a valuation allowance recorded for such losses and temporary differences related to a settlement.

	2016	2015
Statutory US Federal tax rate	34.0%	34.0%
Permanent differences:
State and local income taxes, net of Federal benefit	5.8%	5.8%
Stock compensation	-0.2%	0.0%
Other	-0.2%	0.0%
Temporary differences	-4.4%	-39.8%
Valuation allowance	-35.0%	0.0%
Total	0.0%	0.0%

Based on federal tax returns to be filed through December 31, 2016, we had available approximately $772,000 in U.S. and state tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2035 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2015. The Company currently is not under examination by any tax authority.

NOTE 8 – SUBSEQUENT EVENTS

In relation to the private placement described in Note 5, the Company has raised an additional $722,400 in gross proceeds for 412,801 shares of common stock after September 30, 2017. In relation to these amounts, the Company pays commissions and issues warrants commensurate with the terms described in Note 5 related to the private placement.

In November of 2017, the Company entered into a lease for office space in Los Angeles, California commencing April 1, 2018. The lease term is 39 months. Annual base rent for years one through four is $332,505, $345,805, $359,598, and $374,007, respectively.

In January 2018, the company issued and sold senior secured convertible promissory notes to accredited investors for an aggregate principal amount of $1,465,000 and issued warrants to purchase up to 50% of the shares receivable upon conversion of such notes at an exercise price equal to one-hundred and twenty-five percent (125%) of the conversion price of such notes. The notes are due in eight (8) months from issuance with interest payments quarterly in arrears, on the first day of each calendar quarter. Upon default of the notes, payment of 130% of the then outstanding principal amount, accrued and unpaid interest thereon, and any other applicable fees becomes due and payable.   The notes provide that the principal and all accrued and unpaid interest on the notes are convertible to shares of common stock at a conversion rate of $2.5480 per share or seventy percent (70%) of the IPO price per share or, if the IPO has not occurred by the maturity date, 70% of the company’s next bona fide sale of its preferred stock or common stock in excess of $1,000,000 in gross proceeds, in one transaction or a series of related transactions, which offering definitively sets a price per share of the company’s common stock or preferred stock.

The Company entered into an agreement with a placement agent in relation to the senior secured convertible promissory notes.  Per the agreement, in addition to certain cash compensation, the company is obligated to issue the placement agent non-callable warrants to purchase common stock equal to ten percent (10%) of the aggregate number of shares of common stock issuable upon conversion of the senior secured convertible promissory notes as defined by the agreement.

Subsequent to September 30, 2017, the Company granted 301,000 stock options to various individuals with an exercise price of $1.75. The stock option vests over four (4) years from the respective vesting commencement dates. In addition, the Company issued 37,755 shares of common stock for legal services.

F-19

                             Shares

Common Stock

PROSPECTUS

_____________, 2018

ALTERNATE PAGES FOR SELLING SECURITYHOLDER PROSPECTUS

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                    , 2018

PROSPECTUS

Up to           Shares of Common Stock [1]

An aggregate of up to                           shares of our common stock, consisting of (i)                          shares of our common stock issuable upon conversion of notes held by selling stockholders and (ii)                           shares of our common stock issuable upon exercise of outstanding warrants, are currently being offered under this prospectus by certain stockholders who were investors in the January 2018 bridge loan financing. Pursuant to the promissory notes and security agreements entered into in connection with the January 2018 bridge loan financing. Hyrecar, Inc. received $1,465,000 of new investor funding, which may be converted into shares of our common stock at a conversion price equal to the lower of $2.5480 or 70% of the price of shares of the initial public offering (“IPO”) price or, if the IPO has not occurred by the Maturity Date, 70% of the price of the company’s common stock sold in its next bona fide sale of preferred stock or common stock in excess of $1,000,000.

The selling stockholders must sell their shares at a fixed price per share of $                          until there is a public market for our shares of common stock. Thereafter, the shares offered by this prospectus may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices. By separate prospectus (“IPO Prospectus”), we have registered up to an aggregate of                          shares of our common stock which we are offering for sale to the public through Network 1 Financial Securities, Inc., as underwriter.

We intend to apply to list our shares of common stock for trading on the Nasdaq Capital Market under the symbol “HYRE”. If our listing is not approved, our plan is to find a broker-dealer who will be willing to quote our common stock on the OTC Markets.

The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will not receive any proceeds from the sale of the shares by the selling stockholders. We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

We are an “emerging growth company” under the federal securities laws and have elected to be subject to reduced public company reporting requirements. An investment in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of your investment. See “Risk Factors” beginning on page 11 to read about the risks you should consider before buying shares of our common stock. An investment in our common stock is not suitable for all investors. See “Risk Factors-Risks Relating to Ownership of Our Securities.”

Sales of the shares of our common stock registered in this prospectus and a prospectus related to an underwritten offering will result in two offerings taking place concurrently which might affect price, demand, and liquidity.

You should rely only on the information contained in this prospectus and any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus, regardless of the time of any sale of securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ________, 2018

1	Calculated using the maximum offering amount listed on the cover page of the IPO Prospectus and assuming the conversion of all the principal and interest of the notes held the selling stockholders.

EXPLANATORY NOTE

Concurrent with this offering, the company is registering shares of common stock in connection with a public offering of up to                        shares of our common stock through the underwriter. Sales by stockholders that purchased shares in our common stock from the underwritten offering may reduce the price of our common stock, demand for our shares and, as a result, the liquidity of your investment.

SELLING STOCKHOLDERS

This prospectus covers the resale from time to time by the selling stockholders identified in the table below of up to                    shares of our common stock.

The selling stockholders identified in the table below may, from time to time, offer and sell under this prospectus any or all of the shares of our common stock described under the columns “Shares of Common Stock owned Prior to this Offering and Registered hereby” and “Shares Issuable Upon Exercise of Warrants owned Prior to this Offering and Registered hereby” in the table below.

Certain selling stockholders may be deemed to be “an underwriter” as defined in the Securities Act. Any profits realized by such selling stockholder may be deemed to be underwriting commissions.

The table below has been prepared based upon information furnished to us. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. We cannot give an estimate as to the number of shares of our common stock that will actually be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus or acquire additional shares of common stock. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read the section entitled “Plan of Distribution” in this prospectus.

The following table sets forth the name of each selling stockholder, the number of shares of our common stock beneficially owned by such stockholder before this offering, the number of shares to be offered for such stockholder’s account and the number and (if one percent or more) the percentage of the class to be beneficially owned by such stockholder after completion of the offering. The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of our common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days of January 1, 2018 (the “Determination Date”) through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement, and such shares are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership percentages are calculated based on                  shares of our common stock outstanding as of the Determination Date.

Unless otherwise set forth below, based upon the information furnished to us, (a) the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the selling stockholder’s name, subject to community property laws, where applicable, (b) no selling stockholder had any position, office or other material relationship within the past three years, with us or with any of our predecessors or affiliates, and (c) no selling stockholder is a broker-dealer or an affiliate of a broker-dealer. Selling stockholders who are broker-dealers or affiliates of broker-dealers are indicated by footnote. We have been advised that these broker-dealers and affiliates of broker-dealers purchased our common stock in the ordinary course of business, not for resale, and, at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute such common stock.

55

The number of shares of our common stock shown as beneficially owned before the offering is based on information furnished to us or otherwise based on information available to us at the timing of the filing of the registration statement of which this prospectus forms a part.

Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to the Offering (A)	Shares of Common Stock to be Sold in this Offering and Registered Hereby	Shares of Common Stock Beneficially Owned Upon Completion of the Offering	Percentage of Common Stock Beneficially Owned Upon Completion of the Offering
NMK Investment Fund, LLC			-	-
Stourbridge Investments LLC			-	-
James Karalis			-	-
Catalytic Holdings I LLC			-	-
Sergey Gogin			-	-
Brian FitzPatrick			-	-

A	We issued to the selling stockholders senior secured convertible notes with warrants. The senior secured convertible notes are convertible into our common stock at the lower of $2.5480 per share or a discount of 70% to the price of the stock issued in an anticipated initial public offering. The warrants have an exercise price equal to 125% of the conversion price of the senior secured convertible notes on the date of exercise. The amount of common stock issued to the Selling Stockholder shall be % of the shares of our common stock that the Selling Stockholder are entitled to receive in connection with the conversion of the Selling Stockholder’s convertible notes when such senior convertible notes first become convertible. Calculated using the midpoint of the price range listed on the cover page of the IPO Prospectus and assuming the conversion of all the notes held the selling stockholders.

56

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the shares of our common stock are sold through Underwriter, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. All selling stockholders who are broker-dealers are deemed to be Underwriter. The selling stockholders must sell their shares at a fixed price per share of $                    until there is a public market for our shares of common stock. Thereafter, these sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

●	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	transactions other than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. In general, a person who has beneficially owned restricted shares of our common stock for at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of our common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of our common stock short and deliver shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares.

57

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of our common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “Underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of our common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock. None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. Except as provided for indemnification of the selling stockholders, we are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will file a post-effective amendment to the registration statement. If the selling stockholders use this prospectus for any sale of the shares of our common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

58

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

USE OF PROCEEDS

We will not receive proceeds from sales of our common stock made under this prospectus.

DETERMINATION OF OFFERING PRICE

There currently is no public market for our common stock. The selling stockholders will determine at what price they may sell our common stock, and such sales may be made at prevailing market prices or at privately negotiated prices. See “Plan of Distribution” above for more information.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Mitchell Silberberg & Knupp LLP, Los Angeles, California. As of the date of this prospectus, an entity affiliated with Mitchell Silberberg & Knupp LLP owns 37,755 shares of common stock shares and preferred stock convertible into 74,109 shares of common stock in connection with the offering contemplated by the IPO Prospectus.

59

SELLING SECURITYHOLDER PROSPECTUS

________________, 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is an itemized statement of all expenses, all of which we will pay, in connection with the registration of the common stock offered hereby:

Amount
SEC registration fee	$	*
FINRA filing fee		*
Printing fees		*
Legal fees		*
Accounting fees and expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous Fees and Expenses		*
Total		*†

*	To be completed by amendment.

†	Assumes the maximum number of shares is sold in the offering. If the minimum number of shares is sold in the offering, the total expenses are estimated to be $ .

Item 14. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

The company’s amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect at the initial closing of the offering, limit the liability of the company’s directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, the company’s directors are not personally liable to the company or the company’s stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

●	any breach of their duty of loyalty to the Registrant or the company’ stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

●	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of the company’s directors will be further limited to the greatest extent permitted by the DGCL.

The company’s amended and restated certificate of incorporation that will be in effect at the initial closing provides that the company will, under certain circumstances, indemnify any director, officer, employee or agent of the company, subject to any provisions contained in the company’s amended and restated bylaws that will be in effect at the initial closing. The company’s amended and restated bylaws that will be in effect at the initial closing provide that the company will indemnify, to the fullest extent permitted by law, each person who was or is made a party or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the company, or is or was serving at the request of the company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expense, liability and loss (including, among other things, attorney’s fees and amounts paid in settlement) reasonably incurred or suffered by such director, officer, employee or agent in connection therewith, subject to certain conditions. The company’s amended and restated bylaws that will be in effect at the initial closing also provide the company with the power to, to the extent authorized by the company’s board of directors, grant rights to indemnification and to advancement of expenses to any employee or agent of the company to the fullest extent indemnification may be granted to the company’s directors and officers. In addition, the company’s amended and restated bylaws that will be in effect at the initial closing provide that the company must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to certain exceptions.

The company plans to enter into indemnification agreements with each of its directors and executive officers prior to the initial closing that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require the company, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require the company to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding, subject to certain exceptions. The company believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in the company’s amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements with its directors and executive officers may discourage stockholders from bringing a lawsuit against the company’s directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against the company’s directors and executive officers even though an action, if successful, might benefit the company and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that the company pays the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, the company is not aware of any pending litigation or proceeding involving any person who is or was one of its directors, officers, employees or other agents or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and the company is not aware of any threatened litigation that may result in claims for indemnification.

The company’s amended and restated bylaws that will be in effect at the initial closing provide that the company may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the company or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the DGCL. The company maintains insurance under which, subject to the limitations of the insurance policies, coverage is provided to the company’s directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to the company with respect to payments that may be made by the company to these directors and executive officers pursuant to the company’s indemnification obligations or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities.

Since November 24, 2014, the company has made the following sales of unregistered securities:

1. Sales of Convertible Promissory Notes and Warrants

●	From June 2016 to September 2016, the company issued and sold convertible promissory notes to a total of 13 investors for an aggregate principal amount of $500,000.

●	In April 2017 and May 2017, the company issued and sold promissory notes to 3 investors for an aggregate principal amount of $350,000 and issued warrants to purchase up to 200,000 shares of common stock at an exercise price of $2.10 per share. In connection with this financing, the company issued to the placement agent a warrant to purchase up to 334,356 shares of common stock at an exercise price equal to $1.75 per share.

●	In January 2018, the company issued and sold senior secured convertible promissory notes to 6 accredited investors for an aggregate principal amount of $1,465,000 and issued warrants to purchase up to 50% of the shares receivable upon conversion of such notes at an exercise price equal to one-hundred and twenty-five percent (125%) of the conversion price of such notes. The notes provide that the principal and all accrued and unpaid interest on the notes are convertible to shares of common stock at a conversion rate of $2.5480 per share or seventy percent (70%) of the company’s initial public offering (“IPO”) price per share or, if the IPO has not occurred by the maturity date, 70% of the company’s next bona fide sale of its preferred stock or common stock in excess of $1,000,000 in gross proceeds, in one transaction or a series of related transactions, which offering definitively sets a price per share of the company’s common stock or preferred stock. The company also agreed to issue the placement agent for this offering, non-callable warrants to purchase common stock equal to ten percent (10%) of the aggregate number of shares of common stock issuable upon conversion of the senior secured convertible promissory notes.

2. Preferred Stock Issuances

●	From August 2016 to November 2016, the company issued and sold 1,407,671 shares of Series Seed 1 Convertible Preferred Stock to one accredited investor at a purchase price of $0.71 per share.

●	In February 2017, the convertible promissory notes issued between June 2016 and September 2016 were converted into 943,908 shares of Series Seed 1 Convertible Preferred Stock and an additional 78,059 shares were issued as advisor shares.

3. 2016 Equity Incentive Plan-Related Issuances

●	From April 2016 to October 2017, the company granted its directors, officers, employees, consultants and other service providers option to purchase 1,021,171 shares of common stock with per share exercise prices ranging from $0.71 to $1.75 under the 2016 Equity Incentive Plan.

4. Other Common Stock Issuances

●	On or near November 24, 2014, the company issued 4,346,882 shares of common stock to its four founders subject to vesting over a period of four years. In 2016 and 2015, a total of 624,865 and 1,005,217 shares were forfeited by founders due a settlement, termination, or as agreed upon. On August 27, 2016, the company eliminated any additional vesting terms and all shares held at such time by founders were deemed vested.

●	Since September 2016 , the company issued 1,032,387 shares of restricted common stock to a director, officers and an employee that vest as follows: 33% upon a sale of securities for gross proceeds of at least $250,000 in one or more transactions and the remaining 67% vest monthly over three years, becoming fully vested in April 2019. For consideration of these shares, the related parties entered into note agreements totaling $138,700 that call for the principal and interest to be paid back in ten years from the date of the loan. The notes bear interest at 1%. The loans are secured by the related shares of common stock. If any portion of the shares are forfeited, the pro-rata portion of the note will be relieved.

●	From June 2017 to November 2017, the company issued and sold 1,236,588 shares of common stock to 68 accredited investors at a purchase price of $1.75 per share.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of the Company currently in effect

3.2*	Form of Certificate of Incorporation of the Company, to be effect upon the initial closing of the Company’s initial public offering

3.3*	Bylaws of the Company currently in effect

3.4*	Form of Bylaws of the Company, to be in effect upon the initial closing of the Company’s initial public offering

4.1*	Form of the Company’s common stock certificate

4.2*	Form of 2016 Convertible Promissory Note

4.3*	Form of April/May 2017 Bridge Promissory Notes

4.4*	Form of Warrant for April/May 2017 Bridge Financing

4.5*	Form of Convertible Promissory Note for 2018 Bridge Financing

4.6*	Form of Warrant for 2018 Bridge Financing

5.1*	Opinion of Mitchell Silberberg and Knupp, LLP

10.1*+	Employment Agreement between the Company and Joseph Furnari

10.2*+	Employment Agreement between the Company and Michael Furnari

10.3*+	Oral Employment Arrangement between the Company and Abhishek Arora

10.4*+	Consulting Arrangement between the Company and Kit Train

10.5*+	Employment Agreement between the Company and Elizabeth Reynolds

10.6*+	2016 Equity Incentive Plan

23.1*	Consent of dbbmckennon

23.2*	Consent of Mitchell Silberberg & Knupp LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment
+	Indicates a management contract or compensatory plan or arrangement

(b) No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

iv.	To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred and paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on           , 2018.

HYRECAR INC

By:
Joseph Furnari
Chief Executive Officer, Chief Financial Officer and Director

 Each person whose signature appears below constitutes and appoints Joseph Furnari as his true and lawful attorney-in-fact and agent, each acting along with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and exhibits to the Registration Statement on Form S-1, and to any registration statement filed under SEC Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Anshu “Andy” Bansal	Chairman	, 2018

Joseph Furnari	Chief Executive Officer and Chief Financial Officer	, 2018
(principal executive officer and principal financial and accounting officer)

Abhishek Arora	Director	, 2018

Grace Mellis	Director	, 2018